TIMBERWEST FOREST CORP.
2007
CONSOLIDATED FINANCIAL STATEMENTS
TSX:TWF.UN
WWW.TIMBERWEST.COM
Suite 2300 – 1055 West Georgia Street
Vancouver, BC, Canada V6E 3P3

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
Management’s Responsibility
To the Unitholders of TimberWest Forest Corp.:
     The accompanying consolidated financial statements of TimberWest Forest Corp. and all information in this annual report are the responsibility of management and have been reviewed and approved by the Company’s Board of Directors. These consolidated financial statements and related notes have been prepared by management in conformity with accounting principles generally accepted in Canada and necessarily include amounts based on management’s informed judgments and estimates. Financial information included elsewhere in this annual report is consistent with that contained in the consolidated financial statements.
     To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. Management believes that this system of internal controls has operated effectively for the year ended December 31, 2007.
     KPMG LLP, Chartered Accountants, appointed by the unitholders, have audited the consolidated financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards in Canada and performed such tests as they deemed necessary to enable them to express an opinion on the consolidated financial statements.
     The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls, and is ultimately responsible for reviewing and approving the consolidated financial statements and the management’s discussion and analysis. The Audit Committee is composed of four independent directors who are not employees of the Company. The Audit Committee meets regularly with management, KPMG LLP and the internal auditors to review their activities and to discuss internal control, accounting, auditing and financial matters. The Audit Committee recommends the appointment of the external auditors. The Audit Committee also meets quarterly to review interim and annual consolidated financial statements and related materials and reports its findings to the Board of Directors for its consideration in approving the consolidated interim and annual financial statements for public dissemination.

Paul J. McElligott		Beverlee F. Park
President and		Executive Vice-President
Chief Executive Officer		and Chief Financial Officer

TimberWest Forest Corp.
Vancouver, Canada
January 25, 2008

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
Auditors’ Report
To the Unitholders of TimberWest Forest Corp.:
     We have audited the consolidated balance sheets of TimberWest Forest Corp. as at December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive income (loss), retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Vancouver, Canada
January 25, 2008, except for note 4
which is as of February 6, 2008

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
CONSOLIDATED STATEMENTS OF OPERATIONS
& COMPREHENSIVE INCOME (LOSS)

(in millions of dollars, except per common share amounts)	2007	2006

Sales	$409.0	$478.1
Operating costs and expenses:
Cost of sales	331.8	364.1
Selling, administrative and other	17.0	14.1
Depreciation, depletion and amortization	7.8	8.2
Write-down of property, plant and equipment (note 4)	18.4	—
Countervailing and antidumping duty refund (note 5)	—	(3.0)

	375.0	383.4

Operating earnings	34.0	94.7
Interest expense:
Series A Subordinate Notes owned by unitholders	83.7	83.6
Long-term debt	3.7	11.2
Short-term debt	11.2	3.4

	98.6	98.2

Amortization of deferred financing costs	0.9	0.6
Other income, net	(6.5)	(0.7)
Pension plan annuitization (note 6)	—	17.7

	93.0	115.8

Earnings (loss) before income taxes	(59.0)	(21.1)
Income tax recovery (note 7)	(27.2)	(38.2)

Net earnings (loss) and comprehensive income (loss)	$(31.8)	17.1

Basic and diluted net earnings (loss) per common share (note 8)	$(0.41)	$0.22

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in millions of dollars)	2007	2006

Retained earnings, beginning of year, as previously reported	$50.1	$33.2
Change in accounting policy for stock-based compensation (note 17)	—	(0.2)

Retained earnings, beginning of year, as restated	50.1	33.0
Net earnings (loss) and comprehensive income (loss) for the year	(31.8)	17.1

Retained earnings, end of year	$18.3	$50.1

See accompanying notes to consolidated financial statements.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	2007	2006

Assets
Current assets:
Cash and cash equivalents	$1.2	$9.3
Accounts receivable	13.4	16.9
Inventories (note 9)	41.1	49.0
Prepaid expenses and other current assets	6.6	5.6
Future income taxes (note 7)	2.1	2.3

	64.4	83.1
Property, plant and equipment, net (note 10)	1,230.0	1,296.3
Other assets (note 11)	2.0	2.2

	$1,296.4	$1,381.6

Liabilities and Unitholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$19.4	$37.9
Distribution payable	21.0	20.9
Debentures (note 12)	—	195.0

	40.4	253.8
Revolving credit facilities (note 13)	187.5	—
Long-term silviculture liability (note 14)	3.2	3.6
Employee future benefits (note 15)	37.2	39.2
Future income taxes (note 7)	119.2	146.4

	387.5	443.0
Series A Subordinate Notes owned by unitholders (note 16(b)(i))	698.1	697.0

	1,085.6	1,140.0

Unitholders’ equity:
Share capital, consisting of preferred shares and common shares (note 16(b))	191.0	190.4
Contributed surplus	1.5	1.1
Retained earnings	18.3	50.1

	210.8	241.6

	$1,296.4	$1,381.6

Commitments and contingencies (note 18)
Subsequent event (note 4)
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Paul J. McElligott	V. Edward Daughney
Director	Director

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of dollars)	2007	2006

Cash provided by (used in):
Operating activities:
Net earnings (loss) comprehensive income (loss)	$(31.8)	$17.1
Items not involving cash:
Depreciation, depletion and amortization	8.7	8.8
Write-down of property, plant and equipment	18.4	—
Gain on sale of property, plant and equipment	(28.5)	(14.9)
Future income tax recovery	(27.1)	(38.2)
Other non-cash items	1.9	18.7

	(62.2)	(8.5)

Changes in non-cash working capital:
Accounts receivable	3.5	7.0
Inventories	7.9	(0.8)
Prepaid expenses and other current assets	(1.0)	5.6
Accounts payable and accrued liabilities	(18.5)	7.8
Distribution payable	0.1	—

	(70.2)	11.1

Financing activities:
Issuance of Stapled Units on exercise of options:
Series A Subordinate Notes	1.1	1.3
Share capital	0.6	0.6

	1.7	1.9
Revolving credit facilities	187.5	(37.0)
Debentures	(195.0)	—

	(5.8)	(35.1)

Investing activities:
Proceeds from sale of property, plant and equipment	71.9	33.0
Additions to property, plant and equipment	(3.4)	(4.3)
Other assets	(0.6)	1.6

	67.9	30.3

Increase (decrease) in cash and cash equivalents	(8.1)	6.3
Cash and cash equivalents, beginning of year	9.3	3.0

Cash and cash equivalents, end of year	$1.2	$9.3

Supplementary information:
Interest on Series A Subordinate Notes paid to unitholders	$83.6	$83.6
Interest paid	$18.8	$14.6

See accompanying notes to consolidated financial statements.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).
(a)	Basis of consolidation:

The consolidated financial statements include the accounts of TimberWest Forest Corp. and its subsidiaries. All significant intercompany transactions and balances have been eliminated. In these financial statements, the term “Company” is used to mean TimberWest Forest Corp. and, where the context of the narrative permits or requires, its subsidiaries.

(b)	Use of estimates:

The consolidated financial statements have been prepared in conformity with GAAP, which require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. On an ongoing basis, management reviews and records its estimates, including those related to litigation, environmental liabilities, inventory valuation, asset useful lives, rates for depreciation, depletion and amortization, impairment of long-lived assets, silviculture liabilities, income tax assets and liabilities, stock-based compensation, pension and post-retirement obligations, and estimates of fair values of financial instruments, based on currently available information. Actual results could differ from those estimates.

(c)	Foreign currency:

Revenue and expense items denominated in foreign currencies are translated at rates of exchange prevailing during the year. Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rates. Gains or losses on translation are reflected in net earnings for the period.

(d)	Revenue recognition:

The Company recognizes its revenues when the significant risks and rewards of ownership are transferred, which is generally at time of shipment, but taking into account the FOB point.

(e)	Shipping and handling costs:

Amounts charged to customers related to shipping and handling are included in sales, and related shipping and handling costs are recorded in cost of sales.

(f)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at fair value.

(g)	Accounts receivable:

Accounts receivable are recorded at amortized cost net of a provision for doubtful accounts that is based on expected collectibility.

(h)	Inventories:

Inventories other than supplies are recorded at the lower of average cost and net realizable value. Supplies are recorded at the lower of cost and replacement cost.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(i)	Deferred debt issue costs:

Debt issue costs related to credit facilities are accounted for as contract-based intangible assets, and are deferred and amortized on a straight-line basis over the respective terms to maturity. The Company’s debt issue costs are incurred for its revolving credit facilities and lines of credit and are therefore outside the scope of transaction costs for financial instruments.
(j)	Property, plant and equipment:

Property, plant and equipment are capitalized at cost. Plant and equipment are depreciated on a straight-line basis at rates that reflect estimates of the economic lives of the assets based on the following annual rates of depreciation:

Assets	Rate

Buildings	2.5% – 5%
Machinery and equipment	5% – 25%
Other	3% – 20%

Crown timber tenures are depleted in a systematic manner based on the utilization of the timber resources. Logging roads are amortized on a straight-line basis over 12 years, which approximates the utilization of the related timber resources.

Private timberlands are accounted for using the sustained yield method. Depletion will be taken on the capital cost of the private timberlands if harvest levels exceed growth on a sustained basis. Yield analyses are conducted at least every five years on all private timberlands to determine if a depletion charge is required.

Silviculture costs relating to the reforestation of private timberlands, including site preparation and planting, are expensed as incurred.

(k)	Impairment of long-lived assets:

Long-lived assets are tested for impairment in value whenever events or changes in circumstances indicate their carrying amount may not be recoverable. An impairment loss is recognized if, at the date it is tested for impairment, the carrying amount of the property, plant and equipment exceeds the sum of the undiscounted cash flows expected to result from their use and/or eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the property, plant and equipment exceeds its fair value.

(l)	Silviculture costs:

British Columbia legislation requires the holders of Crown timber harvesting licences to assume the cost of reforestation on these licences. Accordingly, the Company estimates the cost of reforestation of these licence areas as the timber is harvested and determines the fair value of this liability with reference to the present value of estimated future cash flows. The fair value of this liability is subject to re-measurement at each reporting period. The portion of this liability representing expenditures projected to take place within the next year is classified as a current liability and the remainder is classified as a long-term liability.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(m)	Employee benefit plans:

The Company has established employee benefit plans as described in note 15. The Company accrues its obligations under these plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health-care costs. For the purpose of calculating the expected return of plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized over the average remaining life expectancy of inactive employees. For the Company’s pension plans, the excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining life expectancy of inactive employees. For the Company’s non-pension post-retirement plans, actuarial gains (losses) are amortized over the average remaining service period of active employees. Defined contribution plan accounting is applied to a multi-employer defined benefit plan.

(n)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Current income taxes are recognized for the estimated income taxes payable for the current year.

(o)	Stock-based compensation plans:

The Company has established stock-based compensation plans for eligible directors, officers and employees as described in note 17. The Company’s stock-based compensation plans are accounted for using the fair value—based method, and accordingly compensation expense is recognized for awards made under these plans. Compensation expense is computed when Stapled Unit options are awarded to plan participants and when payments are made in connection with the Distribution Equivalent Plan and is deferred and amortized over the vesting period of the underlying options. Any consideration paid by plan participants on the exercise of Stapled Unit options is credited to unitholders’ equity. A credit to contributed surplus is recorded for the fair value of Stapled Unit option awards granted and for forfeited distribution equivalent awards.

(p)	Earnings per share:

Earnings per share amounts are determined using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for determining the dilutive effect of Stapled Unit options and other dilutive instruments, when applicable. Under this method, only “in the money” dilutive instruments are considered in the diluted calculations.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
2.	CHANGE IN ACCOUNTING POLICY
(a)	Financial instruments

Effective January 1, 2007, the Company adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants (“CICA”). Prior periods have not been restated.

Section 3855, Financial Instruments — Recognition and Measurement;

Section 3861, Financial Instruments — Disclosure and Presentation;

Section 3865, Hedges; and

Section 1530, Comprehensive Income.

Sections 3855 and 3861 require all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement and properly disclosed in the notes to the consolidated financial statements. All financial instruments and derivatives are measured at fair value on initial recognition; subsequent measurement depends on the classification of the instrument. Section 3865 sets out hedge accounting prerequisites and rules and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

As a result of adopting the new financial instruments standards, the Company has classified its cash and cash equivalents as held-for-trading and recorded them at fair value. Accounts receivable, and receivables on the sale of property, plant and equipment, are classified as loans and receivables and are measured at amortized cost. The Company’s drawings on available credit facilities, accounts payable and accrued liabilities, distribution payable, including interest payable, are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of adopting Section 3855, the Company measured its Series A Subordinate Notes owned by unitholders at amortized cost using the effective interest method. The effective interest method establishes the rate which equates the estimated future cash flows with the net carrying amount of the financial liability. The embedded derivative arising from the option to extend the Series A Subordinate Notes for a further 10-year period is measured at fair value.

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to TimberWest’s consolidated financial statements.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
2.	CHANGE IN ACCOUNTING POLICY (continued) (b) Accounting Changes, Section 1506

Effective January 1, 2007, the Company adopted the revised CICA Section 1506, Accounting Changes, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed.

The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

3.	FUTURE ACCOUNTING CHANGES
(a)	Inventories, Section 3031

In June 2007, the CICA issued Section 3031, Inventories, that supersedes Section 3030 and applies to interim and annual periods beginning on or after January 1, 2008. This section establishes increased guidance on the measurement of inventory and enhanced disclosure requirements.

(b)	Financial Instruments — Disclosures and Presentation, Sections 3862 & 3863

The CICA issued Section 3862 on disclosures and Section 3863 on presentation. The two new CICA sections replace Section 3861 and set out additional financial instruments disclosure requirements while carrying forward unchanged its presentation requirements. These sections are applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

(c)	Assessing Going Concern, Section 1400

In June 2007, CICA Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008.

(d)	Capital Disclosures, Section 1535

CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. This section requires additional disclosures relating to capital management strategies.
The Company will adopt the standards on January 1, 2008, and is evaluating the impact of these new standards on its financial position and results of operations. The Company does not expect the adoption of the standards to result in any material changes to TimberWest’s financial statements.

4.	WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT & SUBSEQUENT EVENT—ELK FALLS

In the fourth quarter of 2007, the Company wrote down the fixed assets of the Elk Falls sawmill to fair value, as the carrying value of the assets is not expected to be recoverable from future cash flows. This resulted in a pre-tax impairment charge of $18.4 million.

On February 6, 2008, the Company approved the permanent closure of the Elk Falls sawmill with an effective closing date of May 9, 2008. As a result of this decision, the Company will record severance and other closure costs estimated at less than $10.0 million in the first quarter of fiscal 2008.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
5.	COUNTERVAILING AND ANTIDUMPING DUTY REFUND

In 2006, the Company received a net refund of $3.4 million. The refund consisted of countervailing and antidumping duty refunds in the amount of $3.0 million and accrued interest in the amount of $0.4 million. Pursuant to the Softwood Lumber Products Export Charge Act, a charge of 18.06% in the amount of $0.8 million was imposed on the total refunds of $4.2 million.

6.	PENSION PLAN ANNUITIZATION

In 2006, the Company entered into an agreement with a financial institution to purchase annuities for all retirees in the Company’s salaried employee defined benefit pension plans. Effective April 15, 2006, $89.7 million of pension obligations were transferred to the financial institution at a cost to the Company of $1.1 million. In addition, the Company recorded a $17.2 million non-cash pension expense in the second quarter of 2006 related to this transaction, representing the unamortized net actuarial loss associated with retiree pension obligations at the transaction date that would have otherwise been amortized over the expected life of the pension plan.

In 2006, the Company entered into an agreement with a financial institution to purchase annuities for members of one of the Company’s remaining defined benefit pension plans. Effective July 14, 2006, approximately $1.0 million of pension obligations and $1.4 million of pension assets were transferred to the financial institution. As this pension plan was in a surplus position at the time of this transaction there was no cash cost to the Company, however, the Company recorded a $0.5 million non-cash pension expense in the third quarter of 2006, representing the settlement loss on finalization of this transaction (see note 15).

7.	INCOME TAXES

	2007	2006

Current income tax expense (recovery):
Large corporation tax	$(0.1)	$—
Future income tax recovery	(27.1)	(38.2)

	$(27.2)	$(38.2)

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
7.	INCOME TAXES (continued)

The Company’s effective income tax rate differs from the Canadian statutory income tax rate. The principal factors causing the difference are as follows:

	2007	2006

Earnings (loss) before income taxes	$(59.0)	$(21.1)

Income tax (recovery) expense at statutory rates (2007—34.1%; 2006—34.1%)	$(20.1)	$(7.2)
Large corporation tax	(0.1)	—
Adjustment to net future tax liabilities for changes in tax rates	(16.9)	(14.8)
Non-deductible expenses	0.3	0.2
Tax losses not previously recognized utilized	0.1	(10.4)
Permanent difference tax affected at capital gains rate	(4.9)	(4.6)
Benefit of tax losses not recognized	14.2	—
Change in prior year estimated tax values	1.3	(1.8)
Other	(1.1)	0.4

Income tax recovery	$(27.2)	$(38.2)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2007 and 2006, are presented below:

	2007	2006

Net future tax assets:
Current silviculture liability	$0.5	$0.6
Accruals for financial reporting purposes not deductible for tax purposes	1.6	1.7

Net future tax assets, current	$2.1	$2.3

Net future tax liabilities:
Private timberlands	$(142.4)	$(165.2)
Other property, plant and equipment	9.3	1.9
Other assets	3.0	3.3
Non-pension benefits	10.0	12.1
Long-term silviculture liability	0.9	1.3
Capital loss carryforwards	—	23.1
Non-capital loss carryforwards	33.2	40.1

Total gross future tax liabilities	(86.0)	(83.4)
Valuation allowance	(33.2)	(63.0)

Net future tax liabilities, non-current	$(119.2)	$(146.4)

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
8.	EARNINGS (LOSS) PER SHARE

	2007	2006

Net earnings (loss) and comprehensive income (loss)	(31.8)	17.1

Basic weighted average number of common shares	77,720,298	77,544,968

Incremental common shares from potential exercise of options	127,585	73,526

Diluted weighted average number of common shares	77,847,883	77,618,494

Basic and diluted net earnings per common share	$(0.41)	$0.22

9.	INVENTORIES

	2007	2006

Logs	$33.1	$40.5
Lumber	6.4	7.3
Supplies	1.6	1.2

	$41.1	$49.0

10.	PROPERT Y, PLANT AND EQUIPMENT

		Accumulated	Net book
2007	Cost	depreciation	value

Logging buildings and equipment	$18.4	$10.4	$8.0

Sawmill and other equipment and facilities	7.1	5.1	2.0

Land	13.9	—	13.9

	$39.4	$15.5	23.9

Timberlands (including $1,172.3 million of private timberlands) and logging roads (net of depletion and amortization)			1,206.1

			$1,230.0

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
10.	PROPERTY, PLANT AND EQUIPMENT (continued)

		Accumulated	Net book
2006	Cost	depreciation	value

Logging buildings and equipment	$18.4	$9.6	$8.8

Sawmill and other equipment and facilities	49.3	26.6	22.7

Land	14.6	—	14.6

	$82.3	$36.2	46.1

Timberlands (including $1,214.9 million of private timberlands) and logging roads (net of depletion and amortization)			1,250.2

			$1,296.3

During the year, the Company sold 9,929 hectares (2006—1,290 hectares) of land with a net book value of $43.4 million (2006—$17.8 million) for a gain of $23.1 million (2006—$15.1 million).

The $1,172.3 million (2006—$1,214.9 million) carrying value for private timberlands includes a valuation increase adjustment of $376.4 million (2006 — $389.8 million) resulting from the adoption of Section 3465—Income Taxes of the CICA Handbook, which was mandatory for fiscal years ending on or after January 1, 2000.

11.	OTHER ASSETS

	2007	2006

Deferred debt issue costs	$0.5	$0.8
Receivable on sale of property, plant and equipment	0.5	0.5
Other	1.0	0.9

	$2.0	$2.2

12.	DEBENTURES

On October 1, 2007, the Company used the Tranche A credit facility to pay out the maturity of the $195.0 million of 7.0% debentures.

The Company’s $195.0 million aggregate principal amount of debentures bore interest at 7% per annum, were unsecured and unsubordinated, and ranked senior in priority to the Series A Subordinate Notes held by unitholders and equally with indebtedness of the Company under its credit facilities.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
13.	CREDIT FACILITIES

On September 25, 2007, the Company completed and received two new credit facilities pursuant to unsecured revolving facilities underwritten by a syndicate of Canadian chartered banks. The first facility, Tranche A, is long-term financing in the amount of $200.0 million, due on September 24, 2012. The second facility, Tranche B, is short-term financing in the amount of $100.0 million, due on September 24, 2008. Under both facilities, funds are available to the Company in both Canadian and US dollars by way of adjusted prime rate—based loans, bankers’ acceptances, LIBOR plus 0.9% loans and letters of credit or guarantee. At any time prior to maturity of the facilities and provided no event of default has occurred, the Company may request an increase to the credit facility apportioned proportionally between Tranche A and Tranche B up to the aggregate amount of $350.0 million. On October 19, 2007, the Company requested and received additional financing in the amount of $25.0 million to the credit facility, apportioned proportionally between Tranche A and Tranche B, for a total aggregate amount of $325.0 million.

On completion of the new financing arrangements, the Company’s long-term financing in the amount of $65.0 million pursuant to an unsecured revolving facility underwritten by a Canadian chartered bank, due on July 7, 2010, and the Company’s long-term financing in the amount of $100.0 million pursuant to an unsecured revolving facility underwritten by a syndicate of Canadian chartered banks, due on July 27, 2010, were cancelled. The Company had an unsecured demand operating facility of $10.0 million, which was cancelled in November 2007.

As at December 31, 2007, the Company’s credit facilities were comprised of:
(a)	$16.3 million unsecured 364-day demand bank guarantee facility:

The Company has an unsecured 364-day demand bank guarantee facility of $16.3 million. This facility has been underwritten by a Canadian chartered bank and is due on June 30, 2008, and is subject to annual review and approval. As at December 31, 2007, the Company had issued letters of credit or guarantee in the amount of $16.1 million (2006—$16.2 million) on this facility. The guarantee fee on this facility for the period it was outstanding during 2007 was 0.75%. The Company has notified the Canadian chartered bank that the letters of credit shall not be renewed, and the Company will replace the letters of credit with letters of credit under the Tranche A facility.

(b)	$216.7 million Tranche A unsecured long-term revolving facility:

The Company has an unsecured long-term revolving facility of $216.7 million. Under this facility, funds are available to the Company in both Canadian and US dollars by way of adjusted prime rate—based loans, bankers’ acceptances, LIBOR plus 0.9% loans and letters of credit or guarantee. This facility has been underwritten by a syndicate of Canadian chartered banks and is due on September 24, 2012. As at December 31, 2007, the Company had borrowings of $187.5 million (2006—nil) on this facility. In addition, the Company had issued letters of credit or guarantee in the amount of $1.4 million (2006—$0.6 million). The average effective interest rate on this facility for the period it was outstanding during 2007 was 5.56%.

(c)	$108.3 million Tranche B unsecured short-term revolving facility:

The Company has an unsecured short-term revolving facility of $108.3 million. Under this facility, funds are available to the Company in both Canadian and US dollars by way of adjusted prime rate—based loans, US base rate—based loans, bankers’ acceptances, LIBOR plus 0.9% loans and letters of credit or guarantee. This facility has been underwritten by a syndicate of Canadian chartered banks and is due on September 24, 2008. As at December 31, 2007, the Company had no borrowings (2006—nil) on this facility. The average effective interest rate on this facility for the period it was outstanding during 2007 was 5.69%.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
14.	SILVICULTURE LIABILITY

The Company’s silviculture liability and expense are as follows:

	2007	2006

Silviculture liability, beginning of year	$5.3	$5.0
Expense for the year	1.3	1.8
Less: paid during the year	(1.7)	(1.5)

Silviculture liability, end of year	$4.9	$5.3

Current (included in accounts payable and accrued liabilities)	$1.7	$1.7
Long-term	3.2	3.6

	$4.9	$5.3

The total undiscounted amount of the estimated cash flows required to settle the Company’s silviculture liability at December 31, 2007 was $6.0 million (2006 — $6.6 million) with payments spread over 15 years. The estimated cash flows have been adjusted for inflation and discounted using credit-adjusted risk-free rates ranging from 6.9% to 7.2%.

15.	EMPLOYEE BENEFITS

The Company, through its subsidiaries, maintains pension plans that include defined benefit (DB Plan) and defined contribution (DC Plan) segments available to all salaried employees. Employees are no longer eligible to join the DB Plan. Most salaried active employees are currently participating in the DC Plan.

Unionized employees of the Company’s subsidiaries are members of a multi-employer defined benefit pension plan providing both pension and other retirement benefits. The Company contributes a pre-set amount per hour worked by employees to this plan (aggregating $1.2 million during the year ended December 31, 2007 [2006—$1.6 million]) and accounts for these payments as a defined contribution plan as the Company has no further obligations relating to the pension benefits of its unionized employees. Contributions to this plan are not included in the Company’s pension benefit plans described below.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the Company’s DB Plan was as of December 31, 2006, to present the funded status of plan benefits and the funding requirements for the period from January 1, 2007, to December 31, 2009. This valuation determined an excess surplus of $1.0 million exists in the DB Plan as of December 31, 2006. Due to the DB Plan’s excess surplus, the minimum required Company contribution for each of the three plan years covered by this report is nil. In addition, this valuation identified a going-concern surplus of $1.4 million and a solvency surplus of $0.4 million for the DB Plan. The Company’s next required valuation for the DB Plan will be as of December 31, 2009.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
15.	EMPLOYEE BENEFITS (continued)

Effective April 15, 2006, the Company settled the benefit obligation for its retired and deferred vested members of the Salaried DB Plan through purchase of annuity contracts from a financial institution (note 6). An additional contribution of $1.1 million was made to fully fund all liabilities with respect to the retired and deferred vested members prior to the asset transfer to a financial institution. In addition, the Company contributed $0.3 million to the Salaried DB Plan in 2006. This remaining DB Plan is for the benefit of active employees.

Effective July 15, 2006, the Company terminated Plan “B” and settled the benefit obligation for all remaining retired and deferred vested members of Plan “B” through purchase of annuity contracts from a financial institution. Any surplus in Plan “B” was distributed to the members through improvements to their accrued pensions.

The remaining DB Plan obligation relates to 7 active members (2006—12 active members) of the DB Plan. It is the Company’s intention to annuitize these obligations using the DB Plan assets as each of the remaining DB Plan members leave active service with the Company. During the year, 5 active members of the DB Plan retired and $2.4 million of pension assets and obligations were transferred to a financial institution to settle the benefit obligations for these retiring active members. The Company recorded a non-cash expense of $0.3 million during the year related to these settlements, representing the unamortized net actuarial loss associated with these retiree pension obligations that would have otherwise been amortized over the expected life of the pension plan.

The Company also has a supplementary pension plan with no funding requirement. The Company funds the supplementary obligations as they are incurred.

For the year ended December 31, 2007, the Company recorded an expense of $2.2 million for pension benefit costs (2006—$19.8 million) and made cash payments of $1.8 million to fund current and future service costs (2006—$3.2 million), including nil (2006—$0.2 million) for required contributions under the DB Plans, nil due to surplus (2006—$0.1 million to fund the deficit) in the DB Plan, $0.9 million (2006—$0.9 million) for benefit payments relating to the supplementary pension plan, $0.9 million (2006—$0.9 million) for required contributions under the DC Plan and nil (2006—$1.1 million) to fund the settlement of the DB Plan.

The Company also provides non-pension benefits consisting of group life insurance and medical benefits to eligible retired employees, which the Company funds on an as-incurred basis. For the year ended December 31, 2007, the Company recorded a net gain of $0.3 million for non-pension benefit costs (2006—$4.0 million expense) and made cash payments of $2.1 million to fund current benefit costs (2006—$1.8 million).

The Company measures its non-pension benefits as at December 31 of each year. The most recent valuation of the non-pension benefits was as of December 31, 2006, updated from December 31, 2003. As a result of the December 31, 2006, valuation, the Company recorded a gain on curtailment of $3.9 million in 2007. The curtailment results from corporate restructuring whereby the Company no longer has a liability for non-pension benefits for hourly employees who ceased to be employees of the Company.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
15.	EMPLOYEE BENEFITS (continued)

Information about the Company’s defined benefit plans other than the multi-employer defined benefit plan and non-pension benefit plans, in aggregate, is as follows:

	Pension		Non-pension
	benefit plans		benefit plans
	2007	2006	2007	2006

Change in fair value of plan assets during the year:

Fair value of plan assets, beginning of year	$6.7	$97.4	$—	$—

Actual return on plan assets	(0.4)	1.8	—	—

Employer contributions	0.9	2.3	2.1	1.8

Benefits paid	(0.9)	(3.8)	(2.1)	(1.8)

Settlement	(2.4)	(91.0)	—	—

Fair value of plan assets, end of year	$3.9	$6.7	$—	$—

Change in accrued benefit obligation during the year:

Accrued benefit obligation, beginning of year	$17.7	$106.4	$44.6	$43.2

Current service cost	0.3	0.3	0.7	1.0

Interest cost	0.8	2.1	2.0	2.2

Benefits paid	(0.9)	(3.8)	(2.1)	(1.8)

Net actuarial (gain) loss	(0.6)	3.7	(6.4)	—

Settlement	(2.4)	(91.0)	—	—

Accrued benefit obligation, end of year	$14.9	$17.7	$38.8	$44.6

Reconciliation of funded status:

Excess of accrued benefit obligation over plan assets	$(11.0)	$(11.0)	$(38.8)	$(44.6)

Unamortized net actuarial loss	2.2	2.6	10.4	13.8

Accrued liability at December 31	$(8.8)	$(8.4)	$(28.4)	$(30.8)

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
15.	EMPLOYEE BENEFITS (continued)

The assets of the pension plans are held by independent trustees and are accounted for separately in the Company’s pension funds. Based on the fair value of assets held at December 31, 2007, the plan assets were 100% invested in bonds. Securities held in the plans did not include any of the Company’s debentures; the Company has no outstanding debentures at year-end.

The accrued benefit obligations in excess of fair value of plan assets at year-end with respect to benefit plans that are not fully funded are as follows:

	Pension		Non-pension
	benefit plans		benefit plans
	2007	2006	2007	2006

Fair value of plan assets	$—	$—	$—	$—
Accrued benefit obligation	(11.7)	(12.0)	(38.8)	(44.6)

Plan deficit	$(11.7)	$(12.0)	$(38.8)	$(44.6)

The Company’s net benefit plan expense recognized in the year is as follows:

	Pension		Non-pension
	benefit plans		benefit plans
	2007	2006	2007	2006

Current service cost—DB Plans	$0.2	$0.3	$0.7	$1.0
Interest cost	0.8	2.1	2.0	2.2
Expected return on plan assets	(0.2)	(2.0)	—	—
Amortization of past service costs	—	—	—	—
Amortization of experience loss	0.2	0.8	0.9	0.8
Settlement	0.3	17.7	—	—
Curtailment	—	—	(3.9)	—

	1.3	18.9	(0.3)	4.0
Current service cost—DC Plan	0.9	0.9	—	—

Expense recognized in the year	$2.2	$19.8	$(0.3)	$4.0

The cost of pension and other non-pension benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health-care costs. Actuarial gains or losses arise from changes in benefit obligation assumptions and the difference between the expected and actual investment performance.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
15.	EMPLOYEE BENEFITS (continued)

The following table shows the difference between the net benefit plan expense recognized in the year based on amortization of both actuarial gains or losses and the difference between expected and actual investment performance, and the Company’s net benefit plan expense (recovery) incurred in the year computed without amortization of these amounts:

	Pension		Non-pension
	benefit plans		benefit plans
	2007	2006	2007	2006

Expense (recovery) recognized in the year	$2.2	$19.8	$(0.3)	$4.0
Difference between expected and actual return on plan assets	0.6	0.2	—	—
Difference between net actuarial gains amortized and net actuarial gains arising	(0.7)	2.8	(7.3)	(0.8)
Difference between past service costs amortized and past service costs arising	—	—	—	—

Expense (recovery) incurred in the year	$2.1	$22.8	$(7.6)	$3.2

Weighted average significant assumptions:

	Pension		Non-pension
	benefit plans		benefit plans
	2007	2006	2007	2006

Accrued benefit obligations:
Discount rate	5.5%	5.0%	5.5%	5.0%
Rate of increase in future compensation	3.0%	3.0%	—	—

Net benefit expense:
Discount rate	5.5%	5.0%	5.5%	5.0%
Assumed long-term rate of return on plan assets	4.5%	4.5%	—	—
Rate of increase in future compensation	3.0%	3.0%	—	—

Assumed health-care cost trend rate at end of year:
Initial health-care cost trend	—	—	6.9%	6.9%
Annual rate of decline in trend rate	—	—	0.3%	0.3%
Ultimate health-care cost trend rate	—	—	4.2%	4.2%

2007 sensitivity of significant assumptions:

	Change in obligation	Change in expense

Effect of 1% increase in health-care cost trend rates	$4.9	$—
Effect of 1% decrease in health-care cost trend rates	$4.1	$—

In order to retain and encourage the continuing service of its officers and key employees, the Company has entered into agreements with its officers and key employees providing a supplement to the severance entitlements to which these officers are entitled under their regular employment arrangements if employment is terminated without cause within 24 months following a change of control of the Company, as defined in the agreements.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
16.	STAPLED UNITS
(a)	Authorized share capital:

10,069,608,359 common shares without par value
1,600,000 class A preferred shares with a par value of $1.00 each
5,000,000,000 class B preferred shares without par value, of which the following have been designated in series:

32,500,000 series A preferred shares

16,000,000 series B preferred shares

1,539,000 series C preferred shares

65,840,000 series D preferred shares

100,000,000 series E preferred shares
25,000,000,000 preferred shares with a par value of $0.024456 each

(b)	Stapled Units:

The Company issues equity by way of Stapled Units, each Stapled Unit consisting of approximately $8.98 face amount of Series A Subordinate Notes, 100 preferred shares and one common share. The securities comprising a Stapled Unit trade together as Stapled Units and cannot be transferred except with each other as part of a Stapled Unit until the date of maturity of the Series A Subordinate Notes or the payment of the principal amount of the Series A Subordinate Notes following an event of default and expiration of a remedies blockage period.

During the year ended December 31, 2007, the Company issued 114,889 Stapled Units (2006—147,683 Stapled Units) on the exercise of Stapled Unit options.

Details as to issued and outstanding Stapled Units are as follows:

	Number	Series A				Total share	Total
	of Stapled	Subordinate	Preferred	Common	Issue	capital and	Stapled
	Units	Notes	Shares	shares	costs	issue costs	Units

Balance, December 31, 2005	77,487,571	$695.7	$189.3	$31.0	$(30.5)	$189.8	$885.5

Year ended December 31, 2006:
Stapled Unit options exercised	147,683	1.3	0.4	0.2	—	0.6	1.9

Balance, December 31, 2006	77,635,254	697.0	189.7	31.2	(30.5)	190.4	887.4

Year ended December 31, 2007:
Stapled Unit options exercised	114,889	1.1	0.4	0.2	—	0.6	1.7

Balance, December 31, 2007	77,750,143	$698.1	$190.1	$31.4	$(30.5)	$191.0	$889.1

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
16.	STAPLED UNITS (continued)
(b)	Stapled Units: (continued)

Details as to each of the components of the Stapled Units are as follows:
(i)	Series A Subordinate Notes:

	Number of notes	Amount

Balance, December 31, 2005	77,487,571	$695.7

Year ended December 31, 2006:
Series A Subordinate Notes issued on exercise of Stapled Unit options	147,683	1.3

Balance, December 31, 2006	77,635,254	697.0

Year ended December 31, 2007:
Series A Subordinate Notes issued on exercise of Stapled Unit options	114,889	1.1

Balance, December 31, 2007	77,750,143	$698.1

Each Series A Subordinate Note has been issued with a face amount of $8.978806569, entitling the holder to an interest payment per unit of $1.077456788 per annum (12%).

The Series A Subordinate Notes are unsecured and subordinate to all credit facilities (see note 13) and debentures (see note 12). The principal amount of the Series A Subordinate Notes plus accrued and unpaid interest thereon are due on August 31, 2038, unless such date is extended by the Company at the time of the issuance of additional Subordinate Notes to a date not later than the earlier of: (i) the date of maturity of such additional Subordinate Notes; and (ii) August 31, 2048, and will be payable by cash or, at the option of the Company, by delivery of common shares to the Subordinate Note Trustee for the benefit of the holders of the Subordinate Notes.

(ii)	Preferred shares:

	Number of shares	Amount

Balance, December 31, 2005	7,748,757,100	$189.3

Year ended December 31, 2006:
Preferred shares issued on exercise of Stapled Unit options	14,768,300	0.4

Balance, December 31, 2006	7,763,525,400	189.7

Year ended December 31, 2007:
Preferred shares issued on exercise of Stapled Unit options	11,488,900	0.4

Balance, December 31, 2007	7,775,014,300	$190.1

The holders of the preferred shares are entitled to the receipt of dividends as may be declared by the Board of Directors from time to time and are not entitled to any voting rights except as may be provided under the Company Act. The preferred shares may be redeemed at the option of the Company in whole at any time or in part from time to time at the par value of $0.024456 per share.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
16.	STAPLED UNITS (continued)
(b)	Stapled Units: (continued)
(iii)	Common shares:

	Number of shares	Amount

Balance, December 31, 2005	77,487,571	$31.0

Year ended December 31, 2006:
Common shares issued on exercise of Stapled Unit options	147,683	0.2

Balance, December 31, 2006	77,635,254	31.2

Year ended December 31, 2007:
Common shares issued on exercise of Stapled Unit options	114,889	0.2

Balance, December 31, 2007	77,750,143	$31.4

(c)	Class B preferred shares issuable in series:

Details as to the series of class B preferred shares issued are as follows:

	Number of shares	Amount
Series A
Preferred shares outstanding, December 31, 2006	26,500,000	$265.0
Preferred shares distributed and cancelled	(26,500,000)	(265.0)

Balance, December 31, 2007	—	$—

Series D

Preferred shares outstanding, December 31, 2006	29,800,000	$298.0
Preferred shares distributed and cancelled	(29,800,000)	(298.0)

Balance, December 31, 2007	—	$—

Series E

Preferred shares outstanding, December 31, 2006	92,000,000	$920.0
Preferred shares owned by the Company’s subsidiaries	(92,000,000)	(920.0)

Balance, December 31, 2006	—	—
Preferred shares issued	40,000	0.4

Preferred shares outstanding, December 31, 2007	92,040,000	$920.4
Preferred shares owned by the Company’s subsidiaries	(92,040,000)	(920.4)

Balance, December 31, 2007	—	$—

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
16.	STAPLED UNITS (continued)
(c)	Class B preferred shares issuable in series: (continued)
During 2007, the Company had distributed to it by a subsidiary and cancelled 26,500,000 Series A class B preferred shares and 29,800,000 Series D class B preferred shares held by the Company’s subsidiary company as part of an internal capital reorganization undertaken during the year ended December 31, 2007.

During 2007, the Company issued 40,000 Series E class B preferred shares to the Company’s subsidiary company as part of an internal capital reorganization undertaken during the year ended December 31, 2007.
17.	STOCK-BASED COMPENSATION PLANS
(a)	Stapled Unit Option Plan:

Under the Stapled Unit Option Plan established in 2000, the Company may grant options for the purchase of Stapled Units to directors, officers or employees who are in active service or employment with the Company or any of its subsidiaries. The maximum number of Stapled Units that may be issued pursuant to this plan and all options granted thereunder is limited to 7,000,000 Stapled Units. The expiry date and vesting provisions of options granted are established at the time an award is made. Options granted in 2000 expire 10 years from the date of grant and options granted from 2001 onwards expire 5 years from the date of grant. All options vest in equal proportions over a period of three years. The exercise price of grants awarded may not be less than the weighted average trading price of the Stapled Units on the Toronto Stock Exchange over the five consecutive trading days immediately before the date of grant.

Activity in the Company’s Stapled Unit Option Plan for fiscal 2007 and 2006 was as follows:

	2007		2006
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Options outstanding, beginning of year	935,534	$13.61	855,479	$13.36
Granted	339,670	16.46	245,238	13.94
Exercised	(114,889)	13.55	(147,683)	12.52
Cancelled	(8,160)	15.41	(17,500)	14.93
Expired	—	—	—	—

Options outstanding, end of year	1,152,155	$14.45	935,534	$13.61

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
17.	STOCK-BASED COMPENSATION PLANS (continued)
(a)	Stapled Unit Option Plan: (continued)

A summary of Stapled Unit options outstanding at December 31, 2007, is as follows:

	Total outstanding			Total exercisable
Number		Weighted average	Weighted average	Number	Weighted average
of options	Exercise price	exercise price	years to expiration	of options	exercise price

37,000	$8.91	$8.91	2.2	37,000	$8.91
110,658	11.90	11.90	0.1	110,658	11.90
184,177	12.21	12.21	1.2	184,177	12.21
230,575	13.94	13.94	3.1	72,542	13.94
300	14.71	14.71	4.8	—	14.71
6,000	14.98	14.98	2.3	2,000	14.98
248,185	15.80	15.80	2.1	159,239	15.80
285,260	16.26	16.26	4.1	—	16.26
3,000	16.64	16.64	4.5	—	16.64
6,000	17.20	17.20	4.3	—	17.20
41,000	17.78	17.78	4.4	—	17.78

1,152,155	$8.91 – 17.78	$14.45	2.6	565,616	$13.18

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
17.	STOCK-BASED COMPENSATION PLANS (continued)
(a)	Stapled Unit Option Plan: (continued)

Prior to January 1, 2003, the Company’s policy was that no compensation cost was recorded on stock-based compensation awards granted to employees under this plan. Effective January 1, 2003, the Company changed its policy of accounting for awards under this plan and now applies the fair value—based method of accounting for all stock-based compensation transactions.

Prior to October 1, 2006, the Company recognized compensation cost for stock-based compensation awards to all employees over the vesting period of the awards. Effective October 1, 2006, the Company changed its policy of accounting for awards and now recognizes the compensation cost for employees eligible to retire at the grant date rather than over the vesting period. For employees who become eligible for retirement during the vesting period, compensation cost is recognized over the period from the grant date to the date of eligibility for retirement.

The Company made this change in accounting policy on a retroactive basis at December 31, 2006, but prior periods were not restated. The cumulative adjustment to the opening balance of retained earnings was a decrease of $0.2 million for the year ended December 31, 2006. In 2006, the effect on compensation cost was nil, deferred stock-based compensation costs decreased $0.1 million, and contributed surplus increased $0.1 million.

The compensation cost for the 339,670 Stapled Unit options granted under the Stapled Unit Option Plan in 2007, determined using the fair value method of accounting for stock-based compensation, is $0.6 million. This amount is amortized against income over the three-year vesting period of the underlying options, or for employees eligible to retire, at the grant date rather than over the vesting period, a charge of $0.4 million was recognized in net earnings for the year ended December 31, 2007, with a corresponding credit to contributed surplus.

The compensation cost for the 245,238 Stapled Unit options granted under the Stapled Unit Option Plan in 2006, determined using the fair value method of accounting for stock-based compensation, is $0.2 million. As this amount is amortized against income over the three-year vesting period of the underlying options, a charge of $0.1 million was recognized in net earnings for the year ended December 31, 2007 (2006—$0.1 million), with a corresponding credit to contributed surplus.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006

Risk-free interest rate	4.1%	4.1%
Expected life (years)	5.0	5.0
Expected volatility	21.6%	20.3%
Dividend yield	6.5%	8.0%
Number of options granted	339,670	245,238
Weighted average fair value of options granted	$1.85	$0.92

Consideration paid by option holders on the exercise of these options is recorded as an addition to Stapled Units.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
17.	STOCK-BASED COMPENSATION PL ANS (continued)
(b)	Distribution Equivalent Plan:
The Distribution Equivalent Plan was introduced as a supplement to the Stapled Unit Option Plan in 2001. Under this supplemental plan, the Company awards Stapled Unit option holders an amount equal to actual distributions paid on the Company’s Stapled Units. Awards granted under the Distribution Equivalent Plan vest under the same terms that apply to the corresponding options and can only be exercised at the time of exercise of the corresponding options.

The Company applies the principles of the fair value–based method of accounting for stock-based compensation to awards granted under this plan. Awards are accrued on a basis equal to actual distributions paid on the Company’s issued and outstanding Stapled Units and are charged to income as the underlying Stapled Unit options vest. For the year ended December 31, 2007, $1.1 million (2006—$1.0 million) has been accrued for awards granted under this plan and $1.2 million (2006—$1.0 million) has been amortized against net earnings.
18.	COMMITMENTS AND CONTINGENCIES
(a)	Operating leases:

At December 31, 2007, the Company was committed to payments under operating leases for equipment and office premises through to 2012 in the amount of approximately $2.4 million. Annual payments over the term of these commitments are as follows:

2008	$0.8
2009	0.8
2010	0.7
2011	0.1
2012	—

Total operating lease commitments	$2.4

(b)	Letters of credit:

At December 31, 2007, the Company had commitments of $17.5 million (2006—$16.8 million) relating to outstanding letters of credit issued under its available credit facilities, which secure various obligations of the Company.

(c)	Legal claims:

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Although there can be no assurance as to the disposition of these matters and the proceedings, it is the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in aggregate, will not have a material adverse effect on the results of operations and financial condition of the Company.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
19.	SEGMENT INFORMATION

The Company has one reportable segment, being solid wood, identified based on the way that management organizes its business for making operating decisions and assessing performance. All of the Company’s assets are located in British Columbia, Canada.

Sales by product are as follows:

	2007	2006

Logs	$246.4	$303.2
Lumber	76.0	117.3
Wood chips and other	19.5	21.6
Real estate	67.1	36.0

	$409.0	$478.1

Sales by geographic area are as follows:

	2007	2006

Canada	$208.7	$192.7
Japan	109.2	204.4
United States	43.4	50.3
Korea	16.3	12.4
China	14.3	8.1
Belgium	11.4	7.0
Taiwan	4.2	2.0
Australia	1.5	1.2

	$409.0	$478.1

Revenues are attributed to geographic area based on final shipping destination.

In 2007, the Company had no customer whose individual purchases accounted for over 10% of the Company’s consolidated sales. In 2006, the Company had sales to one customer whose individual purchases accounted for approximately 10% of the Company’s consolidated sales.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS | Years Ended December 31, 2007 & 2006
in millions of dollars, except per common share and per Stapled Unit amounts
20.	FINANCIAL INSTRUMENTS
(a)	Fair values:

The carrying values of accounts receivable, accounts payable and accrued liabilities and distribution payable approximate their fair values due to the short term to maturity of these instruments.

The carrying values of receivables on the sale of property, plant and equipment are estimated to approximate their fair values due to their short term to maturity.

The carrying values of drawings on available credit facilities approximate their fair values, as they bear floating interest rates that approximate market rates and have a short term to maturity.

The carrying value of accrued liabilities for future silviculture costs approximate their fair value as determined based on the present value of future cash flows associated with these liabilities.

At December 31, 2007, the Company’s Series A Subordinate Notes owned by unitholders had a carrying value of $698.1 million (2006—$697.0 million) measured at the amortized cost using the effective interest method. The Series A Subordinate Notes are a component of the Company’s Stapled Units, which include one common share, 100 preferred shares and approximately $8.98 face amount of the 12% Series A Subordinate Notes. The Stapled Units are listed on the Toronto Stock Exchange. The embedded derivative arising from the option to extend the Series A Subordinate Notes for a further 10-year period from 2038 to 2048 is measured at fair value. The fair value of this option is determined by an independent financial institution and it is insignificant to TimberWest’s consolidated financial statements.

(b)	Credit risk:

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk on accounts receivable from customers. To mitigate its credit risk, the Company has credit policies that include the analysis of the financial position of its customers and the regular review of their credit limits. In certain offshore markets, the Company requires bank letters of credit.
21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year presentation.

TIMBERWEST FOREST CORP.
2007
MANAGEMENT’S DISCUSSION & ANALYSIS
TSX:TWF.UN
WWW.TIMBERWEST.COM
Suite 2300 – 1055 West Georgia Street
Vancouver, BC, Canada V6E 3P3

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS

Management’s Discussion & Analysis	Consolidated Financial Statements
33	About TimberWest

35	Highlights & Significant Transactions

36	Overview of 2007 Performance

37	Selected Annual Financial Information

39	Results of Operations

45	Summary of Financial Position

47	Liquidity & Capital Resources

48	Off-Balance Sheet Arrangements

48	Future Financial Commitments

48	Related Party Transactions

48	Analysis of 2007 Fourth Quarter Results

49	Quarterly Financial Highlights

51	Unit Transactions & Trading Information

52	Cash Distributions

54	Critical Accounting Policies & Estimates

56	Risk Management

59	Uncertainties

61	Disclosure Controls & Procedures

62	Outlook

2	Management’s Responsibility

3	Auditors’ Report

4	Consolidated Statements of Operations & Comprehensive Income (Loss)

4	Consolidated Statements of Retained Earnings

5	Consolidated Balance Sheets

6	Consolidated Statements of Cash Flows

7	Notes to Consolidated Financial Statements
Management’s Discussion & Analysis
Management’s discussion and analysis provides an overview of TimberWest Forest Corp.’s business operations, as well as an examination of significant developments that have affected TimberWest’s financial condition and results of operations for 2007 relative to 2006. Factors that could affect future operations are also discussed. These factors may be affected by known and unknown risks and uncertainties that may cause the actual future results of TimberWest to be materially different from those expressed or implied in this discussion.
     This discussion and analysis should be read in conjunction with TimberWest’s annual consolidated financial statements and the accompanying notes. TimberWest’s annual consolidated financial statements, which include the accounts of TimberWest Forest Corp. and its subsidiaries, are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. Certain comparative financial figures presented have been reclassified to conform to the presentation adopted in the current year.
     Throughout this discussion and analysis reference is made to distributable cash and earnings available for distribution. Distributable cash and earnings available for distribution are considered key measures by TimberWest in evaluating the Company’s operating performance and its ability to meet distribution requirements on its Stapled Units held by unitholders. Distributable cash and earnings available for distribution are measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Reconciliations of net earnings and cash flow from operations, as determined in accordance with GAAP, and earnings available for distribution and distributable cash are provided under “Results of Operations” in this management’s discussion and analysis.
     This management’s discussion and analysis has been prepared based on information available as at February 7, 2008, except where otherwise indicated.
     Additional information relating to TimberWest, including the Company’s Annual Information Form and other statutory reports, can be found on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
About TimberWest
TimberWest Forest Corp. (TimberWest or the Company) was incorporated on January 31, 1997. In June 1997, the Company acquired the coastal assets of TFL Forest Ltd. (formerly TimberWest Forest Limited), including 210,000 hectares of private timberlands, Crown timber tenures and sawmill operations, all largely located on Vancouver Island, British Columbia. In December 1997, the Company acquired Pacific Forest Products Ltd.’s 124,000 hectares of private timberlands, also largely located on Vancouver Island. The Company has evolved into a land management company. It harvests timber on its lands, develops and sells higher-value real estate lands, and is developing its subsurface resources.
     With its timberland asset base, TimberWest is well positioned as the largest owner of private forest lands in Western Canada. The majority of the Company’s 322,000 hectares or 796,000 acres of private forest lands support the growth of Douglas fir, a premium tree species sought after for structural purposes. Over the previous five years these private forest lands have provided an annual average harvest of 2.565 million m3 of logs and have an approximate annual growth rate of 8.0 m3 per hectare per year on the productive land base.
     The Company’s independent auditor, KPMG Performance Registrar Inc., periodically certifies that the forest management practice on the Company’s private and public timberlands continue to meet all Sustainable Forestry Initiative (SFI®) requirements. SFI® requirements specify that forest harvesting is integrated with environmental and conservation goals for soil, wildlife, water quality protection, conservation of biodiversity, protection of special sites and aesthetics in a manner that ensures a sustainable harvest over the long term.
     TimberWest currently holds renewable long-term public tenures which provide the Company with the right to an average harvest of 0.7 million m3 logs per year from Crown lands. The management practices applied to these lands meet the stringent requirements of the Forest Practices Code of British Columbia Act and the Forest and Range Practices Act.
     TimberWest also operates the Elk Falls sawmill at Campbell River on Vancouver Island that processes lower-value logs primarily sourced from public tenures. The Company initiated a sales process for the sawmill in 2005. This process concluded at the end of 2007 without any prospective buyer bidding on these assets. Management has determined that the value of the sawmill is impaired and has written off these assets. On February 7, 2008, the Company announced effective May 9, 2008, the sawmill will be permanently closed.
     In addition, approximately 54,000 hectares or 134,000 acres of TimberWest’s lands have been identified as having greater value as real estate properties. These lands will progressively be made available for higher uses. The company reviews its land base on a periodic basis to update the size of its portfolio of real estate properties.
Industry Overview
The forest industry on the coast of BC, including TimberWest, ended 2007 in very challenging market conditions. The sharp downturn in the US housing market and ensuing credit crisis, the strong Canadian dollar, oversupplied Japanese markets and the protracted labour disruption all combined to make 2007 a weak year for the industry. Without a strong US housing market many North American log and lumber producers diverted supply to Japan, which came at a time of lower housing starts in that market, thereby oversupplying this market for much of 2007. As a result, the timberland business experienced weaker pricing and lower volumes, which were key contributing factors to its weak results for the year. These market dynamics have underscored the need for the forest industry on the BC coast to make significant change. Mills need to be rationalized, costs need to be reduced, and new investment needs to be made to conversion capacity. Since approximately 54% of TimberWest’s log sales volumes were to log processing facilities on the BC coast, a strong, competitive log processing industry in this region will favourably affect the market for both private and public land logs. The Company sells most of its log production on the open market, which provides considerable flexibility to meet market opportunities. In fiscal 2007, the sale of logs accounted for approximately 60% of the Company’s revenue.
TimberWest’s Vision & Strategy
As the largest private landowner on Vancouver Island, TimberWest has long recognized its special responsibility to be a good steward of its land.
     For decades, the Company has carefully managed its landholdings, creating value for unitholders and the communities where it does business. Timber has been the Company’s primary focus, but now TimberWest is taking advantage of new opportunities to create lasting value while maintaining a strong commitment to stewardship.
     In 2007, TimberWest continued its steady evolution from a leading timber company to a land management company.
     Moving forward, real estate and regional economic development will become an increasingly important part of our value creation efforts. Our focus will be on utilizing our portfolio of properties to deliver consistent, superior value to our unitholders while preserving and enhancing Vancouver Island’s quality of life.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
TimberWest’s Business
Private timberlands
Private timberlands refer to the portion of timberland assets that TimberWest owns in fee simple. Private timberland ownership has been an advantage as the harvesting flexibility has enabled the Company to quickly respond to changing market conditions. Wood harvested from private land is in most cases exportable, albeit with some restrictions, and this has resulted in higher average sales realizations than those achieved in the domestic market. In addition, these lands have lower operating costs than public lands and have a valuable species mix that is predominantly Douglas fir. These lands have generally allowed the Company to generate better margins than those available on public lands.
     The transformation of the Company’s logging activities to a contractor model, while a very positive move for the business, has had some challenges over the past few years. It has become increasingly apparent that the labour contract conditions under which TimberWest was allowed to contract out its harvesting and road building operations are sub-optimal. Too much harvest is in the hands of too few contractors and this has caused production costs to be higher than market. As a result, the Company is trying to achieve the right, under our collective agreement with the United Steelworkers, to subdivide this harvest into more economic units. This change is expected to improve the Company’s competitiveness over the long term. Going forward, the Company’s timberland focus will be on core management functions, including timber inventory, strategic silviculture investments, harvest planning, and the marketing and sales of timber products.
Public lands
TimberWest’s Crown tenures represent 700,000 m3 of average annual harvest for the Company. These operations have not had consistent profitability since the inception of the Company. The major issue is not only the variability in historic performance but also the uncertainty surrounding future performance in light of both market and regulatory changes. However, the Company’s public land operations have some strong attributes as they are predominantly second growth and highly mechanized.
     TimberWest is committed to its strategy of Operations Excellence on its public lands. The Company’s short- to mid-term focus is on reducing operating costs within public land operations and working with other industry stakeholders to reduce other costs of these operations.
Sawmill operations
TimberWest has a single lumber manufacturing facility, the Elk Falls sawmill located at Campbell River, BC. The Elk Falls facility includes a sawmill, an integrated chipping facility, a planer mill and drying kilns. The sawmill processes medium-diameter logs either harvested from TimberWest’s logging operations or traded or purchased specifically for this operation. The sawmill produced 122.7 million board feet of lumber and 254,000 m3 of wood chips in fiscal 2007. On February 7, 2008, the Company announced the permanent closure of this facility effective May 9, 2008.
Real estate and other resources
For years TimberWest has functioned primarily as a timber company, sporadically identifying and selling land considered to have a “higher and better use.” While this approach generated additional revenue for the Company, it was not truly a strategic initiative to create value.
     By 2005, real estate markets on Vancouver Island had matured to the point that TimberWest began re-evaluating its approach to real estate. The Company initiated a full review of its land holdings in early 2006 in an effort to identify parcels with potential higher and better uses. In 2006, the Colliers study identified 93,000 acres of land with real estate potential and valued it “as is” in the range of $300–$450 million.
     In 2007, TimberWest has been developing a draft strategic plan to review and discuss with communities that includes an analysis of our land holdings. TimberWest engaged EDAW, an internationally recognized planning firm, to assist with the strategic review. In this process the Company has identified an additional 41,000 acres of real estate, bringing the total attributable to real estate to 134,000 acres—approximately 17% of the Company’s land holdings. This represents a significant lift in value from the original 2006 study as the size of the portfolio has grown, the market value of real estate on Vancouver Island has increased and the area identified for core development has expanded. Approximately 60% of the additional 41,000 acres identified has value-added potential. In the near term the Company expects there to be no material impact to the harvest level from the real estate program. As part of the planning process, the Company added real estate experience to the Board of Directors and hired a Vice-President for Real Estate. The Company also engaged leading real estate experts to participate in the planning process.
     By the end of 2007 TimberWest had achieved its planning goals and was able to:
•	Validate the size of the Company’s real estate portfolio

•	Build a long-term framework for evaluating the development of its land holdings

•	Create a strategic approach for sequencing development to maximize value

•	Identify potential development and strategic partners

•	Create an internal real estate organization
     TimberWest established a long-term planning horizon and committed to ongoing strategic reviews, most likely every three to five years. As a result of the planning to date, the Company has established the foundation of a vision to create value.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Real estate and other resources (continued)
TimberWest’s land holdings also have potential value to be realized from other uses, such as energy, gravel extraction and mineral rights.
     TimberWest is committed to exploring opportunities to create additional value from its land base, including participation in real estate activity and the development of other revenue streams where value may be added.
Key Performance Drivers
Each year the Company establishes quantifiable performance targets for each of its business units and communicates progress toward these targets to employees and unitholders on a quarterly basis.
     TimberWest is committed to ensuring that financial returns do not come at the expense of safety and environmental performance. The Company has established performance measures for these variables that are continually monitored to ensure initiatives aimed at improving the Company’s return-to-log are carried out by employees and contractors in a safe and sustainable manner.
     The Company’s focus is on improving financial performance. As TimberWest operates in an international commodity market in its core timberland business, the Company has separated this objective into two areas of concentration: market diversification and cost reduction.
     Under market diversification, the Company’s goal is to diversify its markets to maximize the return on every log produced, and it strives to achieve this goal by finding the right customer for each log and thereby obtaining the highest value for the Company’s timber resources.
     In the area of cost reduction, the Company continues to benchmark contractor performance to ensure the Company can achieve the highest efficiency possible.
     In the real estate area, the Company is committed to ensuring that each acre of land is put to its highest and best use. As such, the Company is segregating the real estate portfolio from its other lands and it will set performance targets for sales and value-added activities, such as planning and zoning.
Capability to Deliver Results
Financial capability
TimberWest is conservatively financed and has a low cost of capital. As at December 31, 2007, the Company had a debt-to-total capitalization ratio of 17%. As the Company’s Series A Subordinate Notes trade only as part of the Company’s equity instrument, the Stapled Unit, they are not included in the Company’s definition of debt.
Non-financial capability
TimberWest has a highly skilled workforce—from its management team and its Board of Directors through to employees and contract crews. During the past year, the Company’s management team worked well together and is solidly aligned with TimberWest’s strategic direction. The Company also has effective internal controls and management information systems that ensure optimal decisions are being made and that relevant and timely information is being disclosed to the capital markets. TimberWest has invested in people, infrastructure, information systems and inventory at appropriate levels to ensure that production can respond to changing market conditions.
Highlights & Significant Transactions
Real Estate Review
In 2007, the Company continued its analysis of its real estate portfolio and hired EDAW, an internationally recognized real estate planning firm, to assist in developing an initial strategic plan for the real estate assets. This review determined that there are approximately 54,000 hectares or 134,000 acres of the land base that have real estate values. As such, the Company has begun to add real estate expertise, from the Board through to the management team, to ensure that value maximization activities are undertaken on this land base. The Company will consult with communities, regional districts and municipalities to finalize its plans for each development area.
Leech Creek Conservation Land Sale
In December 2007, the Company completed the sale of 9,700 hectares or 24,000 acres of conservation land to the Capital Regional District, which includes the City of Victoria, for proceeds of $64.7 million or approximately $6,700 per hectare or $2,700 per acre.
Elk Falls Sawmill
The Company commenced a sales process for the Elk Falls sawmill in late 2005. This sales process concluded at the end of 2007 without any bid from prospective buyers. A charge of $18.4 million was taken at year-end and the sawmill will be permanently closed on May 9, 2008.
Pension Plan Annuitization
During the year ended December 31, 2006, the Company entered into an agreement with a financial institution to purchase annuities for all retirees in the Company’s salaried employee defined benefit pension plans: $90.7 million of pension obligations were transferred to the financial institution at a cost to the Company of $1.1 million. In addition, the Company recorded a $17.7 million

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
non-cash pension expense in 2006 related to this transaction, representing the unamortized net actuarial loss associated with retiree pension obligations at the transaction date that would have otherwise been amortized over the expected life of the pension plan.
Countervailing and Antidumping Duty Refund
During the fourth quarter of 2006, the Company received a net refund of $3.4 million. The refund consisted of countervailing and antidumping duty refunds in the amount of $3.0 million and accrued interest in the amount of $0.4 million. Pursuant to the Softwood Lumber Products Export Charge Act, a charge of 18.06% in the amount of $0.8 million was imposed on the total refund of $4.2 million.
Overview of 2007 Performance
For the year ended December 31, 2007, TimberWest delivered distributable cash of $90.3 million.
Timberland Operations
The Timberland operations business unit began 2007 with strong log markets. However, as the year unfolded the Company was faced with weakening housing markets in the US and Japan, a strengthening Canadian dollar and a labour disruption. Log sales volumes were significantly lower than 2006. Log sales realizations averaged $93 per m3 on total volume shipped of 2.6 million m3, compared to $98 per m3 and 3.1 million m3 in 2006.
     In Japan, oversupplied lumber and log markets, delays in housing starts due to revisions to Japan’s Building Standards Act and the tow boat strike early in 2007 reduced log shipments into this market during 2007 to 521,000 m3, compared to 824,000 m3 in 2006.
     The US housing market continued to weaken during the year, but shipments to the US market were close to 2006 levels at 489,000 m3, most of which was achieved in the first half of the year.
     Other Asian markets were stronger for TimberWest, with Korea and China in particular increasing demand and pricing. TimberWest shipped 213,000 m3 to China, Korea, Taiwan and Pakistan this year, compared to 161,000 m3 in 2006.
     In BC, despite the coastal sawmilling industry’s continued weakness and mill closures, domestic log pricing improved from the prior year.
     Logging production costs increased this year. The Company experienced above-market cost increases with its large stump-to-dump contractors, who as a group produce 55% of the Company’s private land harvest. This combined with lower production volumes resulted in higher average production costs by $6.36 per m3. This year the Company produced 2.2 million m3 from its private lands and 0.5 million m3 from its public lands for a total harvest of 2.7 million m3, compared to 2.7 million m3 and 0.7 million m3 in 2006, respectively.
Safety continued to be a significant focus for timberland operations, and the Company achieved SAFE certification from the BC Forest Safety Council early in the year. The Company also experienced a 30% improvement in its safety statistics in 2007.
Sawmill Operations
2007 was a challenging year for the sawmill. Like the timberland business unit, it struggled with the strong Canadian dollar and oversupplied markets in Japan. The lengthy United Steelworkers (“USWA”) strike also created log supply challenges in certain species for the sawmill. The sawmill was for sale for over two years without an offer. The Company concluded the sales process and wrote off the sawmill assets and has announced the permanent closure of the sawmill effective May 9, 2008.
Real Estate
For 2007, TimberWest generated $66.5 million of net proceeds from real estate sales, primarily comprised of a single significant conservation land sale of the Leech Creek property to the Capital Regional District for proceeds of $64.7 million. The balance of proceeds was comprised of seven small property sales.
Summary
Overall, the Company ended 2007 in strong financial condition despite challenging operating conditions, weak log and lumber markets and the strong Canadian dollar. The Company reduced its harvesting activities in the third and fourth quarter to 30% of average historic third and fourth quarter volumes as a result of labour and market conditions.
Timberland Operations Average Production Cost ($  per m 3)
Cost reduction is a key performance driver for TimberWest. The Company continues to benchmark contractor performance to ensure that it will achieve the highest efficiency possible.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Selected Annual Financial Information
The following table presents selected financial information from TimberWest’s audited consolidated financial statements for the last three completed fiscal years. This data should be read in conjunction with TimberWest’s audited consolidated financial statements for the year ended December 31, 2007, and the accompanying notes.

(in millions of dollars, except per common share amounts)	2007	2006	2005

Sales	$409.0	$478.1	$458.2

Net earnings (loss)	$(31.8)	$17.1	$4.8

Basic and diluted net earnings (loss) per common share	$(0.41)	$0.22	$0.06

Total assets	$1,296.4	$1,381.6	$1,419.1

Total long-term financial liabilities, excluding Series A Subordinate Notes	$187.5	$—	$232.0

Interest payments on Series A Subordinate Notes held by unitholders	$83.6	$83.6	$83.1

2007 vs. 2006
The decrease in total sales of $69.1 million in 2007 was due primarily to a decrease of 19% or $56.8 million in log sales combined with a 35% decrease of $41.3 million in lumber sales, offset by an 86% increase in real estate sales in 2007 compared to 2006. Average sales realizations and sales volumes for both logs and lumber were lower in 2007 due to poor market conditions in both sectors and the strong Canadian dollar. Real estate sales were buoyed by a single significant conservation land sale of $64.7 million.
     The net loss for 2007 was $31.8 million, down from net earnings of $17.1 million in 2006. This variance can be attributed to lower average realizations and lower sales volumes in both the log and lumber operations, partially offset by an increase in real estate sales. Net earnings for 2007 include the write-down of property, plant and equipment of $18.4 million and a non-cash future income tax recovery of $27.1 million, compared to a non-cash future income tax recovery of $38.2 million in 2006.
     The Company’s financial position as at December 31, 2007, was comparable to December 31, 2006. The debt-to-total capitalization ratio at December 31, 2007, was 17.1% compared to 17.2% at the end of 2006, including the debentures of $195.0 million. As the Company’s Series A Subordinate Notes trade only as part of the Company’s equity instrument, the Stapled Unit, they are not included in the Company’s definition of debt. The 2007 long-term financial liability was $187.5 million compared to 2006 of nil on the unsecured long-term revolving facilities. Debt-to-total capitalization ratio is a measure that does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management believes that presentation of this measure will enhance an investor’s understanding of the Company’s balance sheet strength and capital structure.
     Interest payments on the Series A Subordinate Note component of Stapled Units held by unitholders were consistent at $1.08 per Stapled Unit for both 2007 and 2006.

Average Log Sales Realizations [$ per m3]	Log Shipments [million m3]

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
2006 vs. 2005
The increase in sales of $19.9 million in 2006 was due primarily to a 27% increase in lumber sales and an increase of $20.9 million in real estate sales, offset by an 8% decrease in log sales in 2006 compared to 2005. Sales realizations for both logs and lumber were higher in 2006 because end markets were generally strong throughout much of the year.
     Net earnings for 2006 were $17.1 million, up from $4.8 million in 2005. This variance can be attributed to higher average realizations on log and lumber sales, and real estate sales of $36.0 million. Net earnings for 2006 include a non-cash future income tax recovery of $38.2 million, compared to a current income tax recovery of $4.1 million and a non-cash future income tax recovery of $38.1 million in 2005.
     The Company’s financial position as at December 31, 2006, was strong and improved over December 31, 2005. The debt-to-total capitalization ratio at December 31, 2006, was 17.2% compared to 20.1% at the end of 2005, including the debentures of $195.0 million. The 2006 long-term financial liability was nil compared to 2005 due to the reclassification of the $195.0 million debentures to current in 2006 and there were no borrowings on the unsecured long-term revolving facilities. Debt-to-total capitalization ratio is a measure that does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management believes that presentation of this measure will enhance an investor’s understanding of the Company’s balance sheet strength and capital structure.
     Interest payments on the Series A Subordinate Note component of Stapled Units held by unitholders were consistent at $1.08 per Stapled Unit for both 2006 and 2005. The increase in the total amount paid reflects an increase in the number of Stapled Units outstanding during 2006 due to the exercise of Stapled Unit options.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Results of Operations
Distributable Cash
Distributable cash includes consolidated earnings before income taxes less cash income taxes, plus depreciation, depletion and amortization, plus proceeds from the sale of property, plant and equipment net of their gain (loss) on sale, less additions to property, plant and equipment and, from time to time, adjustments for other items deemed appropriate by the Board of Directors.
     The following table presents distributable cash generated by TimberWest for the year ended December 31, 2007, in comparison to distributable cash generated for the years ended December 31, 2003, through December 31, 2006.

(in millions of dollars except per Stapled Unit amounts)	2007	2006	2005	2004	2003
Consolidated Statements of Distributable Cash

Net earnings (loss)	$(31.8)	$17.1	$4.8	$23.7	$(39.9)
Interest on Series A Subordinate Notes owned by unitholders	83.7	83.6	83.3	82.5	82.1

Earnings available for distribution[1]	51.9	100.7	88.1	106.2	42.2
Write-down of property, plant and equipment	18.4	—	—	—	—
Future income tax recovery on earnings before extraordinary item	(27.1)	(38.2)	(38.1)	(12.4)	—
Future income tax expense on extraordinary item	—	—	—	5.0	—

Earnings available for distribution before provision for future income taxes and write-down of property, plant and equipment	43.2	62.5	50.0	98.8	42.2
Add (deduct):
Depreciation, depletion and amortization	8.7	8.8	9.5	11.2	11.2
Proceeds from sale of property, plant and equipment	71.9	33.0	42.8	33.3	11.4
Gain on sale of property, plant and equipment	(28.5)	(14.9)	(13.0)	(12.4)	(3.7)
Additions to property, plant and equipment	(3.4)	(4.3)	(22.6)	(8.5)	(18.0)
Other non-cash items	(1.6)	18.7	0.6	2.8	8.3

	47.1	41.3	17.3	26.4	9.2

Distributable cash[1]	$90.3	$103.8	$67.3	$125.2	$51.4

Consists of:
Distributable cash before extraordinary item	$90.3	$103.8	$67.3	$111.2	$51.4
Distributable cash from extraordinary item	—	—	—	14.0	—

	$90.3	$103.8	$67.3	$125.2	$51.4

Reconciliation of cash flows from operations to distributable cash:
Cash flow from operations	$(70.2)	$11.1	$(41.6)	$7.4	$(17.6)
Add (deduct):
Change in non-cash working capital	8.0	(19.6)	7.1	10.0	(13.2)
Interest on Series A Subordinate Notes owned by unitholders	83.7	83.6	83.3	82.5	82.1
Proceeds from sale of property, plant and equipment	71.9	33.0	42.8	33.3	11.4
Additions to property, plant and equipment	(3.4)	(4.3)	(22.6)	(8.5)	(18.0)
Other non-cash items	0.3	—	(1.7)	0.5	6.7

	$90.3	$103.8	$67.3	$125.2	$51.4

Basic earnings available for distribution before provision for future income taxes per weighted average Stapled Unit[1]	$0.56	$0.81	$0.65	$1.29	$0.55
Diluted earnings available for distribution before provision for future income taxes per weighted average Stapled Unit[1]	$0.55	$0.81	$0.65	$1.29	$0.55
Basic distributable cash per weighted average Stapled Unit[1]
— before extraordinary item	$1.16	$1.34	$0.87	$1.46	$0.67
— from extraordinary item	—	—	—	0.18	—

	$1.16	$1.34	$0.87	$1.64	$0.67

Diluted distributable cash per weighted average Stapled Unit[1]
— before extraordinary item	$1.16	$1.34	$0.87	$1.45	$0.67
— from extraordinary item	—	—	—	0.18	—

	$1.16	$1.34	$0.87	$1.63	$0.67

Cash distributions paid per Stapled Unit	$1.08	$1.08	$1.08	$1.08	$1.08
Basic weighted average number of Stapled Units outstanding (000’s)	77,720	77,545	77,207	76,524	76,234
Diluted weighted average number of Stapled Units outstanding (000’s)	77,848	77,618	77,315	76,629	76,309
Stapled Units outstanding at the end of the period (000’s)	77,750	77,635	77,488	76,907	76,246

1.	Earnings available for distribution, distributable cash, basic and diluted earnings available for distribution and distributable cash per weighted average Stapled Unit are measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management believes that presentation of these measures will enhance an investor’s understanding of the Company’s operating performance. Reconciliations of net earnings and cash flow from operations, as determined in accordance with GAAP, and earnings available for distribution and distributable cash are provided in the preceding tables.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Distributable Cash (continued)
     TimberWest generated distributable cash of $90.3 million, or basic and diluted distributable cash of $1.16 per weighted average Stapled Unit, for the year ended December 31, 2007. This compares to distributable cash of $103.8 million, or basic and diluted distributable cash of $1.34 per weighted average Stapled Unit, for the year ended December 31, 2006. Earnings available for distribution, before a net future income tax recovery of $27.1 million and a write-down of property, plant and equipment of $18.4 million, were $43.2 million or $0.56 per basic and $0.55 per diluted weighted average Stapled Unit in fiscal 2007. This compares to earnings available for distribution, before a net future income tax recovery of $38.2 million, of $62.5 million, or $0.81 per basic and diluted weighted average Stapled Unit, in 2006. The current year decrease in distributable cash of $13.5 million and the decrease in earnings available for distribution before provision for future income taxes and write-down of property, plant and equipment of $19.3 million is primarily attributable to a $42.3 million decrease in operating earnings before write-down of property, plant and equipment for 2007 compared to 2006. This unfavourable result reflects in large part lower average sales realizations and sales volumes on both log and lumber sales, offset partially by higher real estate sales during 2007 compared to 2006. On the log sales side, the impact of the strong Canadian dollar and lower US and Japanese housing starts resulted in average log sales realizations of $93 per m3 in 2007 compared to $98 per m3 in 2006. On the lumber sales side, lower volumes and lower average realizations produced negative results in 2007 compared to 2006. One significant real estate sale in 2007 produced sales proceeds $33.6 million higher than in 2006.
     TimberWest distributed $83.6 million or $1.08 per Stapled Unit to unitholders in 2007, consistent with distributions made by the Company in 2006. Since TimberWest’s inception in July 1997 to the end of 2007, the Company has generated distributable cash of $858.2 million while paying out $796.4 million to unitholders to the end of the calendar year. The Company also paid its January 15, 2008, distribution to unitholders of $21.0 million.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Earnings
The following table presents the results of TimberWest’s operations for the year ended December 31, 2007, in comparison to the results for the years ended December 31, 2003, through December 31, 2006.

(in millions of dollars except per common share amounts)	2007	2006	2005	2004	2003
Consolidated Statements of Operations

Sales	$409.0	$478.1	$458.2	$477.0	$445.4
Operating costs and expenses:
Cost of sales	331.8	364.1	365.1	358.0	363.4
Write-down of property, plant and equipment	18.4	—	—	—	—
Selling, administrative and other	17.0	14.1	14.2	14.5	13.5
Depreciation, depletion and amortization	7.8	8.2	8.8	10.1	9.8
Countervailing and antidumping duty refund	—	(3.0)	—	—	—

	375.0	383.4	388.1	382.6	386.7

Operating earnings	34.0	94.7	70.1	94.4	58.7
Interest expense:
Series A Subordinate Notes owned by unitholders	83.7	83.6	83.3	82.5	82.1
Long-term debt	3.7	11.2	14.8	14.3	14.0
Short-term debt	11.2	3.4	1.1	1.9	2.0

	98.6	98.2	99.2	98.7	98.1

Amortization of debt issue costs	0.9	0.6	0.7	1.1	1.4
Other (income) expense, net	(6.5)	(0.7)	(8.0)	(8.2)	(1.8)
Pension plan annuitization	—	17.7	—	—	—
Termination of fibre supply agreement	—	—	15.0	—	—

	93.0	115.8	106.9	91.6	97.7

Earnings (loss) before income taxes and extraordinary item	(59.0)	(21.1)	(36.8)	2.8	(39.0)
Income tax expense (recovery)	(27.2)	(38.2)	(41.6)	(11.9)	0.9

Earnings (loss) before extraordinary item	(31.8)	17.1	4.8	14.7	(39.9)
Extraordinary item—expropriation settlement proceeds, net of applicable income taxes	—	—	—	9.0	—

Net earnings (loss)	$(31.8)	$17.1	$4.8	$23.7	$(39.9)

Basic and diluted earnings (loss) before extraordinary item per common share	$(0.41)	$0.22	$0.06	$0.19	$(0.52)

Extraordinary item, net of applicable income taxes	—	—	—	0.12	—

Basic and diluted net earnings (loss) per common share	$(0.41)	$0.22	$0.06	$0.31	$(0.52)

Sales
Sales for the year ended December 31, 2007, were $409.0 million, down from $478.1 million in sales reported for the year ended December 31, 2006.
Logs
Log sales for the year ended December 31, 2007, were $246.4 million, or 60% of total sales, compared to $303.2 million or 63% of total sales for 2006. Log sales were down 19% overall, reflecting the net effect of a 14% decrease in the volume of logs sold and a 5% decrease in average log sales realizations relative to 2006.
     Log sales volumes for 2007 were 2.641 million m3 compared to 3.087 million m3 in 2006. Domestic log sales volumes of 1.418 million m3 in 2007 were down 12% compared to volumes of 1.610 million m3 in 2006, while 2007 export sales volumes decreased to 1.223 million m3, down 17% compared to 1.478 million m3 in 2006. Volumes sold to Asian markets in 2007 of 0.735 million m3 were down 25% compared to sales for 2006, while volumes sold to US markets in 2007 were 0.489 million m3, flat compared to 2006. Asian and US markets accounted for 60% and 40% of 2007 export volumes, respectively, compared to 67% and 33% in 2006. The decreased volume to the Asian markets reflects the effects of a strong Canadian dollar and lower demand in Japan, with the US market demand steady in the first half of 2007 and declining sharply in the second half of 2007.
     Log sales realizations for 2007 averaged $93 per m3 compared to $98 per m3 for 2006. Realizations for domestic sales in 2007 increased compared to 2006, to $86 per m3 compared

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
to $79 per m3. Realizations on export sales decreased from $119 per m3 to $102 per m3 in 2007. On average, the Canadian dollar was stronger against its US counterpart during 2007 relative to fiscal 2006. The overall sales mix by species for 2007 was comprised of 64% fir, 22% hemlock and 8% cedar, compared to 61% fir, 22% hemlock and 9% cedar for 2006.
Lumber and wood chips
Lumber sales for the year ended December 31, 2007, were $76.0 million, or 19% of total sales. This compares to lumber sales of $117.3 million representing 25% of total sales for fiscal 2006. The decrease in lumber sales reflects a decrease in average lumber sales realizations to $606 per mfbm from $635 per mfbm for 2006, as well as a decrease in the volume of lumber sold to 125.3 million board feet in 2007 from 184.6 million board feet in 2006. The decrease in lumber sales realizations and sales volumes in 2007 is the result of over-supplied lumber markets in Japan combined with a strong Canadian dollar, which increased the competitiveness of non-Canadian suppliers into the Japanese market. Sales volumes in 2007 were also negatively impacted because the sawmill took sixteen weeks of downtime compared to 2006, when the Company’s sawmill took no downtime. Part of the downtime in 2007 is attributable to the lengthy USWA strike.
     Wood chip sales for 2007 of $12.4 million were lower than wood chip sales of $12.9 million in 2006, reflecting a decrease in wood chip volumes sold compared to 2006, offset by an increase in average wood chip sales realizations. Wood chips are a by-product of the lumber manufacturing process, and in 2007 the decrease in wood chip sales volumes reflects the 2007 decrease in lumber production, primarily due to downtime taken at the sawmill.
Real estate
Real estate activities generated revenues of $67.1 million (net proceeds of $66.5 million) for the year ended December 31, 2007, compared to revenues of $36.0 million (net proceeds of $32.9 million) for 2006. Real estate sales generally vary from year to year, reflecting the variable nature and timing of real estate sales activity. The increase in real estate revenues for 2007 can be attributed to a single significant conservation land sale for proceeds of $64.7 million.
Operating Earnings
Operating earnings before write-down of property, plant and equipment for the year ended December 31, 2007, were $52.4 million, or 13% of sales, compared to $94.7 million or 20% of sales for 2006. The year-over-year decrease in operating earnings before write-down of property, plant and equipment reflects the effects of lower sales realizations and sales volumes in 2007 for all wood products combined with increases in operating costs related to logging contractors and a prolonged labour disruption. Real estate sales in 2007 increased $31.1 million compared to 2006.
     On the Company’s timberland operations, the operating margin for 2007 was 20%, down from 30% of log sales for 2006, reflecting the effects of the 5% decrease in log sales realizations, combined with production cost increases and as a result of increasing long-term stump-to-dump contractor rates and the USWA strike. Timberland production costs increased $6.36 per m3 in 2007, with logging production costs for the year of $73.23 per m3 compared to $66.87 per m3 in the prior year. Logging production volumes for 2007 were down 22% over 2006, to 2.7 million m3. The decreased volume in 2007 resulted from extensive downtime due in part to market-related shutdowns and 95 production days lost during the second half of the year as a result of the USWA strike against the Company’s logging contractors.
     The Elk Falls sawmill financial results were weaker in 2007 compared to 2006 as a result of sixteen weeks of downtime during the year due to market and the USWA strike.
     Operating earnings before write-down of property, plant and equipment were positively affected by increased real estate activity for the year ended December 31, 2007, contributing $21.2 million on revenues of $67.1 million, compared to a $15.0 million contribution on revenues of $36.0 million in 2006.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Earnings Before Interest, Taxes, Depreciation & Amortization
Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year ended December 31, 2007, decreased to $48.3 million, compared to $85.9 million for 2006. On a per weighted average Stapled Unit basis, EBITDA decreased to $0.62 for 2007, down from $1.11 in the prior year. For the year ended December 31, 2007, EBITDA as a percentage of sales decreased to 12%, down from 18% for the year ended December 31, 2006. In 2007, included in EBITDA is $18.4 million related to a write-down of property, plant and equipment. In 2006, included in EBITDA is $17.7 million related to pension expense. These results were due to factors described previously.
     The following table details the calculation of TimberWest’s EBITDA for both fiscal 2007 and 2006.

(in millions of dollars)	2007	2006

Net earnings (loss)	$(31.8)	$17.1
Add:
Interest expense	98.6	98.2
Income tax recovery	(27.2)	(38.2)
Depreciation, depletion and amortization	7.8	8.2
Amortization of debt issue costs	0.9	0.6

EBITDA[1]	$48.3	$85.9

1.	EBITDA does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management believes that presentation of this measure will enhance an investor’s understanding of the Company’s operating performance.
Finance Charges
Interest expense for the year ended December 31, 2007, was $98.6 million, comparable to the $98.2 million reported for the year ended December 31, 2006. Interest on the Series A Subordinate Note component of the Company’s Stapled Units for 2007 totalled $83.7 million, compared to $83.6 million for 2006. Interest on long-term debt decreased to $3.7 million for 2007 from $11.2 million for 2006. The 2007 long-term interest cost was comprised of the interest cost on the unsecured revolving facilities available to the Company, compared to 2006, where the long-term interest cost was primarily comprised of the interest cost on the $195.0 million aggregate principal amount of 7% unsecured senior debentures outstanding. The decrease in interest on long-term debt is offset by the increase in interest on short-term debt from 2006, reflecting the reclassification of the debentures from long-term debt to current liabilities, which matured on October 1, 2007.
     The provision for amortization of debt issue costs of $0.9 million for the year ended December 31, 2007, was comparable to the $0.6 million reported for the year ended December 31, 2006. The current provision reflects the deferral and amortization of fees incurred in connection with the short-term and long-term facilities committed to in 2005 and 2007.
Other Income
Other income for the year ended December 31, 2007, was $6.5 million, which included proceeds from the disposition of a subsidiary trust, compared to other income of $0.7 million for 2006. Other income is comprised of miscellaneous amounts, including gains and losses on the sale of property, plant and equipment other than higher-use properties and interest income.
Write-Down of Property, Plant & Equipment
During 2007, the Company wrote down the capital assets of Elk Falls sawmill to fair value, as the carrying value of the assets is not expected to be recoverable from future cash flows. This resulted in a pre-tax impairment charge of $18.4 million. (See “Highlights & Significant Transactions – Elk Falls Sawmill.”)
Income Taxes
The Company reported an income tax recovery of $27.2 million for the year ended December 31, 2007, compared to an income tax recovery of $38.2 million for 2006.
     The $27.2 million income tax recovery for 2007 is primarily a non-cash net future income tax recovery, which included a $16.9 million recovery to reflect the effect of changes in Canadian federal income tax rates that were substantively enacted during 2007. The $38.2 million income tax recovery for 2006 is a non-cash net future income tax recovery comprised primarily of a $14.8 million recovery to reflect the effect of changes in Canadian federal income tax rates that were substantively enacted in the second quarter of 2006, a $5.8 million recovery arising from the pension plan annuitization transaction, and a $10.4 million recovery related to tax planning strategies with respect to the availability of non-capital losses.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Net Earnings (Loss)
The net loss for the year ended December 31, 2007, was $31.8 million, compared to net earnings of $17.1 million for the year ended December 31, 2006. The decrease in current year net earnings is due to factors described previously.
     For the year ended December 31, 2007, TimberWest has reported a basic and diluted net loss per common share of $0.41. For 2006, basic and diluted net earnings per common share were $0.22.
Sensitivities
Markets for TimberWest’s products are cyclical and affected by such factors as economic growth, interest rates, foreign exchange rates, construction activity, and log and chip trading activities. The majority of the timber harvested from the Company’s private timberland is sold at prices set by the Vancouver log market. Pricing in this market is affected by the prices of forest products that are produced from BC coastal logs. TimberWest’s earnings are subject to variation in log prices and therefore are subject to variations in forest product prices.
     In addition, TimberWest sells a substantial volume of product outside of Canada (49% of sales in 2007), all in US dollars. As such, the relative strength of the Canadian dollar versus its US counterpart has an effect on sales and earnings. Results can be adversely affected by a strengthening Canadian dollar. The relative strength of the Japanese yen and the European euro also affect the Company’s competitiveness in the markets where it sells its products. The Company’s approach to managing this risk has been to work on reducing costs in an effort to improve its competitiveness on a global basis.
The following table illustrates the sensitivity of TimberWest’s operating earnings to changes in the average Canadian dollar selling price for its major products and in the value of the Canadian dollar relative to the US dollar.

(in millions of dollars)	Effect on operating earnings

Logs—$5 change per m3	$13.2

Lumber—$10 change per mfbm	$1.3

Chips—$5 change per m3	$1.3

Canadian dollar—$0.01 US change per Canadian dollar[1]	$2.0

1.	Estimate is based on US-dollar denominated sales for the year ending December 31, 2007, assuming all other variables remain constant.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Summary of Financial Position
The following table presents summary information on TimberWest’s financial position as at December 31, 2007, in comparison to balances as at December 31, 2003, through December 31, 2006.

(in millions of dollars)	2007	2006	2005	2004	2003

Current assets	$64.4	$83.1	$88.8	$88.0	$70.0
Property, plant and equipment	1,230.0	1,296.3	1,318.4	1,334.3	1,356.5
Other assets	2.0	2.2	11.9	12.2	14.4

Total assets	$1,296.4	$1,381.6	$1,419.1	$1,434.5	$1,440.9

Current liabilities	$40.4	$253.8	$51.0	$78.2	$110.0
Long-term financial liabilities	187.5	—	232.0	195.0	195.0
Other long-term liabilities	159.6	189.2	216.7	254.2	260.4

	387.5	443.0	499.7	527.4	565.4
Series A Subordinate Notes owned by unitholders	698.1	697.0	695.7	690.5	684.6

	1,085.6	1,140.0	1,195.4	1,217.9	1,250.0
Unitholders’ equity	210.8	241.6	223.7	216.6	190.9

Total liabilities and unitholders’ equity	$1,296.4	$1,381.6	$1,419.1	$1,434.5	$1,440.9

Current Assets
Current assets experienced a year-over-year decrease of $18.7 million to $64.4 million at December 31, 2007, down from $83.1 million as at December 31, 2006.
     Cash and cash equivalents were $1.2 million at December 31, 2007, compared to $9.3 million at the end of 2006.
     Trade accounts receivable decreased to $13.4 million at December 31, 2007, down from $16.9 million at the end of 2006, reflecting the effect of decreased log and lumber sales during the fourth quarter of 2007 compared to the same period in 2006.
     Inventory was $41.1 million at December 31, 2007, down from $49.0 million at December 31, 2006. Log inventory was $33.1 million at the end of 2007 compared to $40.5 million at the end of 2006, the decrease reflecting an 18% decrease in year-end volumes compared to 2006. Lumber inventory was $6.4 million at the end of 2007 compared to $7.3 million at December 31, 2006. This decrease reflects a 17% decrease in year-end volumes offset by higher-value inventory at the end of 2007.
     Prepaid expenses and other current assets were $6.6 million at December 31, 2007, compared to $5.6 million at the end of 2006.
     Future income tax assets were $2.1 million as at December 31, 2007, down slightly from $2.3 million at the end of 2006.
Property, Plant & Equipment
Property, plant and equipment of $1,230.0 million as at December 31, 2007, were $66.3 million less than as at December 31, 2006. This decrease is primarily due to the sale of real estate properties for proceeds of $66.5 million, which included $64.7 million in proceeds from the sale of the Leech Creek conservation land during 2007 (see “Highlights & Significant Transactions – Leech Creek Conservation Land Sale”), the impairment charge of $18.4 million to write down the Elk Falls sawmill to fair value (see “Highlights & Significant Transactions – Elk Falls Sawmill”) and the current year provision for depreciation, depletion and amortization of $7.8 million.
Other Assets
Other assets of $2.0 million as at December 31, 2007, were comparable to the balance of $2.2 million at the end of the prior year. Other assets are comprised primarily of deferred debt issue costs and long-term receivables.
Current Liabilities
Current liabilities at the end of 2007 were $40.4 million, down $213.4 million from $253.8 million as at December 31, 2006, which included the $195.0 million of the aggregate principal amount of 7% unsecured senior debentures. This decrease from the prior year can be primarily attributed to the maturity of the debentures on October 1, 2007, and a decrease in accounts payable and accrued liabilities.
     On September 25, 2007, the Company completed and received two new credit facilities pursuant to unsecured revolving facilities underwritten by a syndicate of Canadian chartered banks. The first facility, Tranche A, is long-term financing in the amount of $200.0 million, due on September 24, 2012, and the second facility, Tranche B, is short-term financing in the amount of $100.0 million, due on September 24, 2008. Under both facilities, funds are available to the Company in both Canadian and US dollars by way of adjusted prime rate–based loans, bankers’ acceptances, LIBOR + 0.9% loans and letters of credit or guarantee. At any time prior to maturity of the facilities and provided no event of

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
default has occurred, the Company may request an increase to the credit facility apportioned proportionally between Tranche A and Tranche B up to the aggregate amount of $350.0 million. On October 19, 2007, the Company requested and received additional financing in the amount of $25.0 million to the credit facility, apportioned proportionally between Tranche A and Tranche B, for a total aggregate amount of $325.0 million.
     On completion of the new financing arrangements, the Company’s long-term financing in the amount of $65.0 million pursuant to an unsecured revolving facility underwritten by a Canadian chartered bank, due on July 7, 2010, and the Company’s long-term financing in the amount of $100.0 million pursuant to an unsecured revolving facility underwritten by a syndicate of Canadian chartered banks, due July 27, 2010, were cancelled. The Company had an unsecured demand operating facility of $10.0 million, which was cancelled in November 2007.
     The Company used the Tranche A long-term unsecured revolving credit facility to retire the maturity of the $195.0 million principal amount of 7% unsecured senior debentures on October 1, 2007.
     As at December 31, 2007, the Company had no borrowings on its $108.3 million Tranche B short-term unsecured revolving credit facility, and had commitments of $16.1 million relating to outstanding letters of credit issued under its $16.3 million demand bank guarantee facility.
     Accounts payable and accrued liabilities decreased $18.5 million to $19.4 million at December 31, 2007. This variance reflects a combination of factors, including decreased trade payables and invoice accruals due to lower harvest levels in 2007 and reduced compensation-related accruals at the end of 2007, compared to balances as at December 31, 2006.
     The distribution payable at December 31, 2007, of $21.0 million increased slightly from the distribution payable of $20.9 million at December 31, 2006, reflecting a consistent per unit distribution and an increase in the number of Stapled Units outstanding at December 31, 2007, due to the exercise of options for 114,889 Stapled Units during 2007.
Long-Term Financial Liabilities
Long-term financial liabilities were $187.5 million as at December 31, 2007. Comparatively, the Company had no long-term financial liabilities as at December 31, 2006, as the $195.0 million of 7% unsecured senior debentures due October 1, 2007, were reclassified from long-term to current liabilities.
     As noted previously, the Company finalized arrangements for the new Tranche A long-term unsecured revolving credit facility during 2007. The Company’s long-term financial liabilities as at December 31, 2007, are its borrowings of $187.5 million on its $216.7 million Tranche A long-term unsecured revolving credit facility.
Other Long-Term Liabilities
Other long-term liabilities as at December 31, 2007, included a silviculture liability of $3.2 million, a $37.2 million liability relating to employee future benefits and a future income tax liability of $119.2 million.
     The long-term silviculture liability decreased $0.4 million during the year from $3.6 million at the end of 2006, reflecting the net effect of costs incurred during the year and the current year provision for future obligations arising from harvest activity in 2007.
     The liability for employee future benefits includes a non-pension benefits liability of $28.4 million and a pension liability of $8.8 million. The non-pension liability decreased $2.4 million during the year from $30.8 million at December 31, 2006, and the pension liability increased $0.4 million during the year from $8.4 million at December 31, 2006. The changes in both the non-pension and pension liabilities reflect actuarially updated estimated liabilities as at December 31, 2007. In 2006, the Company recorded a $17.7 million non-cash unamortized actuarial loss on the purchase of annuities for all retirees in the Company’s defined benefit pension plans. The reduction in the total pension asset on annuitization resulted in a pension post-retirement liability of $8.4 million as at December 31, 2006. (See “Highlights & Significant Transactions – Pension Plan Annuitization”.)
     The future income tax liability decreased to $119.2 million at the end of 2007. Much of the decrease in 2007 can be attributed to a $16.9 million recovery to reflect the effect of changes in Canadian federal income tax rates that were substantively enacted during 2007.
Series A Subordinate Notes
Owned by Unitholders
As at December 31, 2007, Series A Subordinate Notes owned by unitholders were $698.1 million, compared to $697.0 million as at December 31, 2006. The increase in this balance represents the Series A Subordinate Note component of the 114,889 Stapled Units issued during the year.
Unitholders’ Equity
As at December 31, 2007, unitholders’ equity was $210.8 million, compared to $241.6 million as at December 31, 2006.
     The $30.8 million decrease for 2007 can be attributed to a combination of factors, including a net loss of $31.8 million for the year, offset by a $0.6 million increase in share capital as a result of the issuance of 114,889 Stapled Units during the year and a $0.4 million increase in contributed surplus relating to stock-based compensation expense on Stapled Option awards.
     As at February 7, 2008, the Company had 77,750,143 issued and outstanding Stapled Units and 1,150,655 granted and outstanding Stapled Unit option awards.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Liquidity & Capital Resources
Operating
Cash used by operating activities was $70.2 million for 2007, compared to $11.1 million of cash generated by operating activities in 2006.
     Cash provided by operating activities before distributions to unitholders for 2007 and 2006 was $13.5 million and $94.7 million, respectively.
     Cash used in operating activities, before changes in non-cash working capital, was $62.2 million in 2007, compared to $8.5 million in 2006. Non-cash working capital increased $8.0 million during 2007, compared to a $19.6 million decrease in 2006. The current year decrease can be attributed to the net effect of factors discussed previously under “Summary of Financial Position,” including increases in prepaid expenses and other current assets, and a decrease in accounts payable and accrued liabilities, offset in part by decreases in inventory and accounts receivable compared to balances at the end of 2006.
Financing
Cash used in financing activities was $5.8 million for the year ended December 31, 2007, compared to $35.1 million used by financing activities for the year ended December 31, 2006.
     Financing activities in 2007 included the issuance of 114,889 Stapled Units on the exercise of Stapled Unit options for net proceeds of $1.7 million, compared to the issuance of 147,683 Stapled Units for net proceeds of $1.9 million on the exercise of options during the prior year.
     During 2007, the Company reduced its overall borrowings by $7.5 million. In 2006 the Company reduced its borrowings by $37.0 million on available revolving credit facilities.
Investing
Cash provided by investing activities was $67.9 million for the year ended December 31, 2007, compared to $30.3 million for the year ended December 31, 2006.
     Proceeds from the sale of property, plant and equipment during fiscal 2007 were $71.9 million, compared to $33.0 million for the prior year. Proceeds in 2007 included $64.7 million in gross proceeds from the sale of the Leech Creek conservation land (See “Highlights & Significant Transactions – Leech Creek Conservation Land Sale”), gross proceeds of $5.0 million from the disposition of a subsidiary trust and $1.9 million in proceeds from the sale of real estate properties. Proceeds in 2006 are the cash proceeds from the sale of real estate properties.
     Additions to property, plant and equipment for the year ended December 31, 2007, were $3.4 million, compared to $4.3 million for 2006. Capital additions in 2007 include $1.9 million for timberland operations road building activities and $1.1 million for a new forest inventory management system. Comparative figures for 2006 included $2.1 million for timberland operations road building activities, $1.4 million for a new log inventory management system and $0.8 million for land which related to a land trade agreement with the Province of British Columbia.
     Changes in other assets resulted in a net cash outflow of $0.6 million during 2007, compared to a cash inflow of $1.6 million in 2006. Other assets include several balances, many of which are non-cash items, including deferred financing fees and deferred stock-based compensation.
Capital Resources
Excluding credit facilities and the distribution payable to unitholders, net operating working capital was $45.0 million as at December 31, 2007, compared to $45.2 million as at December 31, 2006. TimberWest believes that its operating working capital is adequate to meet its operating requirements.
     Total debt as at December 31, 2007, was $187.5 million, compared to $195.0 million as at December 31, 2006.
     Total credit facilities available to the Company as at December 31, 2007, were $341.3 million, comprised of $16.3 million available under the demand bank guarantee facility due June 30, 2008; $108.3 million available under the Tranche B revolving facility due September 24, 2008; and $216.7 million available under the Tranche A revolving facility due September 24, 2012.
     These sources of borrowing, coupled with cash from operations, are sufficient to support the Company’s working capital requirements, to finance capital expenditures and to pay required distributions to unitholders during the next year.
     TimberWest’s consolidated debt-to-total capitalization ratio as at December 31, 2007, was 17.1:82.9, compared to the ratio of 17.2:82.8 as at December 31, 2006.
     Credit ratings for the Company have been established by Dominion Bond Rating Service at BBB (high) as at December 31, 2007. This rating has not changed since 1997. During the year, the Company dropped its S&P rating.
     Operating working capital, total debt, and debt-to-total capitalization ratio are measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management believes that presentation of these measures will enhance an investor’s understanding of the Company’s financial resources and capital structure.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Off-Balance-Sheet Arrangements
TimberWest does not have derivative financial instruments and does not have any equity interests in unconsolidated entities or any other business arrangements related to the foregoing that would have a material effect on the assets and liabilities of the Company. The Company does not enter into off-balance-sheet arrangements with special purpose entities in the normal course of business. The only significant off-balance-sheet arrangements are commitments under operating lease agreements as discussed under “Future Financial Commitments” in this management’s discussion and analysis.
Future Financial Commitments
As disclosed in note 18 of the annual consolidated financial statements, in accordance with GAAP, TimberWest has commitments that are not reflected in the consolidated balance sheets of the Company. These commitments include operating leases for equipment and office premises and letters of credit that are routinely issued on behalf of insurance companies and other third parties in connection with outstanding performance contracts. As at December 31, 2007, commitments not reflected in the Company’s consolidated balance sheets amounted to $19.9 million.
The following table provides a summary of the Company’s future financial commitments as at December 31, 2007. This table details payments due in each of the next five years and thereafter, including commitments reflected on the Company’s consolidated balance sheets and those that have not been reflected on the Company’s consolidated balance sheets.

(in millions of dollars)	2008	2009	2010	2011	2012	2013+	Total

Reflected on the consolidated balance sheets:

Revolving credit facilities	$—	$—	$—	$—	$187.5	$—	$187.5

Not reflected on the consolidated balance sheets:

Obligations under operating leases	0.8	0.8	0.7	0.1	—	—	2.4

Outstanding letters of credit[1]	17.1	0.4	—	—	—	—	17.5

	17.9	1.2	0.7	0.1	—	—	19.9

	$17.9	$1.2	$0.7	$0.1	$187.5	$—	$207.4

1.	Letters of credit are committed in perpetuity and renew annually. The liability will diminish over time.
Related Party Transactions
TimberWest’s consolidated financial statements include the accounts of TimberWest Forest Corp. and its subsidiaries. Intercompany transactions and balances between companies and divisions owned by the Company are eliminated upon consolidation. There are no other such transactions to report.
Analysis of 2007 Fourth Quarter Results
A discussion and analysis of the Company’s results for the fourth quarter of 2007 is set out in the Company’s management’s discussion and analysis for the three and twelve months ended December 31, 2007 and 2006, filed with Canadian securities commissions and incorporated herein by reference.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Quarterly Financial Highlights
The following table presents selected unaudited quarterly financial information for each of the Company’s last eight quarters. This data has been derived from unaudited interim consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in the Company’s opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly highlights should be read in conjunction with the Company’s audited annual consolidated financial statements.

Unaudited
(in millions of dollars except
per common share and	2007					2006
per Stapled Unit amounts)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Sales	$112.3	$104.0	$73.1	$119.6	$409.0	$125.7	$145.0	$96.8	$110.6	$478.1
Operating earnings	$27.2	$9.8	$(3.7)	$0.7	$34.0	$25.3	$32.6	$11.3	$25.5	$94.7

Net earnings (loss)	$3.7	$(7.3)	$(28.1)	$(0.1)	$(31.8)	$2.9	$12.2	$(12.8)	$14.8	$17.1

Earnings available for distribution[1]	$24.6	$13.6	$(7.2)	$20.9	$51.9	$23.8	$33.1	$8.1	$35.7	$100.7

Earnings available for distribution before provision for future income taxes and write-down of property, plant and equipment	$24.3	$11.3	$(8.0)	$15.6	$43.2	$21.2	$11.5	$7.3	$22.5	$62.5

Distributable cash[1]	$26.9	$13.6	$(5.6)	$55.4	$90.3	$31.5	$35.5	$9.3	$27.5	$103.8

Distributions paid	$20.9	$20.9	$20.9	$20.9	$83.6	$20.9	$20.9	$20.9	$20.9	$83.6
$ per common share[2]
Basic earnings (loss)	$0.05	$(0.09)	$(0.36)	$(0.00)	$(0.41)	$0.04	$0.16	$(0.17)	$0.19	$0.22
Diluted net earnings (loss)	$0.05	$(0.09)	$(0.36)	$(0.00)	$(0.41)	$0.04	$0.16	$(0.16)	$0.19	$0.22

$ per Stapled Unit[2]
Basic and diluted earnings available for distribution[1]	$0.32	$0.17	$(0.09)	$0.27	$0.67	$0.31	$0.43	$0.10	$0.46	$1.30
Basic earnings available for distribution before provision for future income taxes and write-down of property, plant and equipment	$0.31	$0.15	$(0.10)	$0.20	$0.56	$0.27	$0.15	$0.09	$0.29	$0.81
Diluted earnings available for distribution before provision for future income taxes and write-down of property, plant and equipment	$0.31	$0.15	$(0.10)	$0.20	$0.55	$0.27	$0.15	$0.09	$0.29	$0.81
Basic and diluted distributable cash[1]	$0.35	$0.17	$(0.07)	$0.71	$1.16	$0.41	$0.46	$0.12	$0.35	$1.34
Distributions paid	$0.27	$0.27	$0.27	$0.27	$1.08	$0.27	$0.27	$0.27	$0.27	$1.08

Sales by product (in millions of dollars)
Logs	$78.3	$80.3	$57.4	$30.4	$246.4	$85.6	$94.1	$61.6	$61.9	$303.2
Lumber	27.3	19.0	9.6	20.1	76.0	27.4	33.3	27.1	29.5	117.3
Wood chips and other	6.4	4.4	4.9	3.8	19.5	6.1	5.5	5.8	4.2	21.6
Real estate	0.3	0.3	1.2	65.3	67.1	6.6	12.1	2.3	15.0	36.0

	$112.3	$104.0	$73.1	$119.6	$409.0	$125.7	$145.0	$96.8	$110.6	$478.1

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Quarterly Financial Highlights (continued)

	2007					2006
Unaudited	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Sales volume
Logs (million m3)
Domestic	0.5	0.5	0.2	0.2	1.4	0.5	0.4	0.3	0.4	1.6
Japan and other Asian markets	0.2	0.2	0.2	0.1	0.7	0.3	0.3	0.2	0.2	1.0
United States	0.1	0.2	0.2	–	0.5	0.1	0.2	0.1	0.1	0.5

	0.8	0.9	0.6	0.3	2.6	0.9	0.9	0.6	0.7	3.1

Lumber (mmfbm)	40.8	31.4	18.7	34.4	125.3	47.5	51.0	41.8	44.3	184.6

Production volume
Logs (million m3)	1.1	1.1	0.2	0.3	2.7	1.1	0.9	0.6	0.8	3.4
Lumber (mmfbm)	46.6	23.2	29.5	23.4	122.7	48.8	47.3	45.8	41.5	183.4

1.	Earnings available for distribution, distributable cash, basic and diluted earnings available for distribution and distributable cash per weighted average Stapled Unit are measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management believes that presentation of these measures will enhance an investor’s understanding of the Company’s operating performance.

2.	Per common share and per Stapled Unit amounts for the year may not equal the sum of the quarters.
The Company generally experiences some seasonal fluctuation in quarterly results due to weather-related factors having an effect on harvesting operations. Earnings in the second half of the year generally trend lower as the result of fire season shutdowns and increased costs of harvesting at higher elevations.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Unit Transactions & Trading Information
The following table sets forth quarterly closing prices and trading volumes of TimberWest’s Stapled Unit and equivalent as traded on the Toronto Stock Exchange.

Trading of Stapled Units & equivalent		Closing high	Closing low	Close	Volume

Trust Units/Stapled Units:[1]
1997:	Third Quarter[2]	$16.00	$11.40	$15.00	8,046,941
	Fourth Quarter	$15.50	$9.90	$10.35	2,893,451
1998:	First Quarter	$11.60	$9.55	$10.50	9,786,692
	Second Quarter	$10.65	$8.20	$8.70	9,790,361
	Third Quarter[1]	$9.00	$7.60	$7.85	4,271,934
	Fourth Quarter	$10.00	$7.30	$8.95	8,486,269
1999:	First Quarter	$9.45	$8.50	$9.30	6,915,090
	Second Quarter	$11.75	$9.15	$11.50	5,498,035
	Third Quarter	$12.00	$10.55	$10.65	5,139,614
	Fourth Quarter	$10.85	$9.25	$9.50	8,047,352
2000:	First Quarter	$10.35	$8.80	$9.25	5,567,211
	Second Quarter	$11.30	$9.10	$10.40	4,094,791
	Third Quarter	$11.15	$9.85	$10.80	4,191,406
	Fourth Quarter	$11.00	$10.00	$10.85	2,231,067
2001:	First Quarter	$11.15	$10.60	$10.90	3,909,883
	Second Quarter	$12.50	$10.80	$12.20	2,430,870
	Third Quarter	$12.54	$11.65	$11.65	3,167,729
	Fourth Quarter	$13.25	$11.50	$13.00	4,834,500
2002:	First Quarter	$13.71	$12.75	$13.33	8,450,000
	Second Quarter	$14.00	$12.65	$13.96	5,766,665
	Third Quarter	$13.95	$12.50	$12.50	8,044,773
	Fourth Quarter	$12.81	$11.20	$12.00	5,614,688
2003:	First Quarter	$12.75	$11.75	$12.34	4,920,579
	Second Quarter	$12.90	$11.11	$11.30	13,497,139
	Third Quarter	$12.20	$11.09	$11.60	12,532,446
	Fourth Quarter	$12.79	$11.18	$12.70	10,859,497
2004:	First Quarter	$13.00	$12.05	$12.85	18,155,492
	Second Quarter	$13.84	$12.50	$13.42	7,531,430
	Third Quarter	$14.46	$12.85	$14.00	6,941,136
	Fourth Quarter	$15.19	$13.40	$15.08	8,726,965
2005:	First Quarter	$16.14	$14.40	$14.78	8,979,721
	Second Quarter	$15.35	$14.06	$14.73	6,019,473
	Third Quarter	$16.25	$14.20	$15.11	9,294,569
	Fourth Quarter	$15.89	$13.20	$15.40	14,321,264
2006	First Quarter	$15.13	$13.51	$14.11	11,576,085
	Second Quarter	$14.47	$13.68	$14.34	11,616,263
	Third Quarter	$15.24	$13.95	$14.23	8,737,683
	Fourth Quarter	$15.52	$12.44	$15.07	12,884,973
2007	First Quarter	$18.90	$14.75	$18.39	9,064,098
	Second Quarter	$19.13	$15.77	$18.00	7,880,697
	Third Quarter	$18.20	$13.99	$15.95	9,913,087
	Fourth Quarter	$16.00	$13.96	$14.70	10,633,986

1.	Trust Units of TimberWest Timber Trust ceased to be listed on the Toronto Stock Exchange (TSX) on October 9, 1998. Stapled Units of TimberWest Forest Corp. were listed on the TSX on October 6, 1998. Between October 2, 1998, and July 14, 1999, the Trust Units of the Trust were redeemable for Stapled Units of TimberWest on a one-for-one basis. On July 14, 1999, all remaining Trust Units except for 100 units held by TimberWest Forest Corp. were redeemed for Stapled Units.

2.	Trust Units were listed on the TSX on June 23, 1997.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Cash Distributions
TimberWest’s policy is to make quarterly distributions to its unitholders in the form of interest on the Series A Subordinate Note component of the Company’s Stapled Units held by unitholders. Quarterly distributions will be payable to the holders of Stapled Units of record on January 1, April 1, July 1 and October 1 in each year (Record Date) and are expected to be paid on the 15th day of the month of each Record Date. The Company may also make distributions as a return of capital upon the redemption of the preferred shares, or as dividends on the common shares or preferred shares. The amounts of such distributions are subject to TimberWest’s overall financial condition.
     Due to the nature of TimberWest’s business, quarterly cash flows will fluctuate during the year for seasonal reasons. Cash flows will also fluctuate from year to year due to the cyclical nature of the business and currency fluctuations. One of the objectives of TimberWest’s cash distribution policy is to make even distributions to unitholders. This means that cash distributions may vary from the actual cash generated during certain periods. Any difference will be added to or subtracted from either cash reserves or available credit facilities.
     Total distributions paid to unitholders for the year ended December 31, 2007, were $83.6 million, or $1.08 per Stapled Unit outstanding at each Record Date, and were comprised entirely of interest earned on Series A Subordinate Notes. Since the Company’s inception in July 1997 to the end of 2007, the Company has generated distributable cash of $858.2 million and, including the January 15, 2008, distribution of $21.0 million, the Company has distributed $817.4 million to unitholders.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Cash Distributions (continued)
The following table details the composition of distributions paid to date on a per unit and equivalent basis.

Record date	Payment date	Interest Income	Taxable dividends	Non-taxable[1]	Total distribution[2]

Trust Units:
Sept. 30, 1997	Oct. 15, 1997	$0.259000	$0.066000	$—	$0.325000
Dec. 31, 1997	Jan. 15, 1998	0.161000	—	0.089000	0.250000

		$0.420000	$0.066000	$0.089000	$0.575000

Mar. 31, 1998	Apr. 15, 1998	$0.266000	$—	$—	$0.266000
June 30, 1998	July 15, 1998	0.270000	—	—	0.270000
Sept. 30, 1998	Oct. 15, 1998	0.272000	—	—	0.272000
Dec. 31, 1998	Jan. 15, 1999	0.269457	—	—	0.269457

		$1.077457	$—	$—	$1.077457

Mar. 31, 1999	Apr. 15, 1999	$0.269364	$—	$—	$0.269364
June 30, 1999	July 15, 1999	0.269364	—	—	0.269364

		$0.538728	$—	$—	$0.538728

Stapled Units:
Jan. 1, 1999	Jan. 15, 1999	$0.269457	$—	$—	$0.269457
Apr. 1, 1999	Apr. 15, 1999	0.269364	—	—	0.269364
July 1, 1999	July 15, 1999	0.269364	—	—	0.269364
Oct. 1, 1999	Oct. 15, 1999	0.269364	—	—	0.269364

		$1.077549	$—	$—	$1.077549

Jan. 1, 2000	Jan. 15, 2000	$0.269364	$—	$—	$0.269364
Apr. 1, 2000	Apr. 15, 2000	0.269364	—	—	0.269364
July 1, 2000	July 15, 2000	0.269364	—	—	0.269364
Oct. 1, 2000	Oct. 15, 2000	0.269364	—	—	0.269364

		$1.077456	$—	$—	$1.077456

Jan. 1, 2001	Jan. 15, 2001	$0.269364	$—	$—	$0.269364
Apr. 1, 2001	Apr. 15, 2001	0.269364	—	—	0.269364
July 1, 2001	July 15, 2001	0.269364	—	—	0.269364
Oct. 1, 2001	Oct. 15, 2001	0.269364	—	—	0.269364

		$1.077456	$—	$—	$1.077456

Jan. 1, 2002	Jan. 15, 2002	$0.269364	$—	$—	$0.269364
Apr. 1, 2002	Apr. 15, 2002	0.269364	—	—	0.269364
July 1, 2002	July 15, 2002	0.269364	—	—	0.269364
Oct. 1, 2002	Oct. 15, 2002	0.269364	—	—	0.269364

		$1.077456	$—	$—	$1.077456

Jan. 1, 2003	Jan. 15, 2003	$0.269364	$—	$—	$0.269364
Apr. 1, 2003	Apr. 15, 2003	0.269364	—	—	0.269364
July 1, 2003	July 15, 2003	0.269364	—	—	0.269364
Oct. 1, 2003	Oct. 15, 2003	0.269364	—	—	0.269364

		$1.077456	$—	$—	$1.077456

Jan. 1, 2004	Jan. 15, 2004	$0.269364	$—	$—	$0.269364
Apr. 1, 2004	Apr. 15, 2004	0.269364	—	—	0.269364
July 1, 2004	July 15, 2004	0.269364	—	—	0.269364
Oct. 1, 2004	Oct. 15, 2004	0.269364	—	—	0.269364

		$1.077456	$—	$—	$1.077456

Jan. 1, 2005	Jan. 15, 2005	$0.269364	$—	$—	$0.269364
Apr. 1, 2005	Apr. 15, 2005	0.269364	—	—	0.269364
July 1, 2005	July 15, 2005	0.269364	—	—	0.269364
Oct. 1, 2005	Oct. 15, 2005	0.269364	—	—	0.269364

		$1.077456	$—	$—	$1.077456

Jan. 1, 2006	Jan. 15, 2006	$0.269364	$—	$—	$0.269364
Apr. 1, 2006	Apr. 15, 2006	0.269364	—	—	0.269364
July 1, 2006	July 15, 2006	0.269364	—	—	0.269364
Oct. 1, 2006	Oct. 15, 2006	0.269364	—	—	0.269364

		$1.077456	$—	$—	$1.077456

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Cash Distributions (continued)

Record date	Payment date	Interest Income	Taxable dividends	Non-taxable[1]	Total distribution[2]

Stapled Units (continued):
Jan. 1, 2007	Jan. 15, 2007	$0.269364	$—	$—	$0.269364
Apr. 1, 2007	Apr. 15, 2007	0.269364	—	—	0.269364
July 1, 2007	July 15, 2007	0.269364	—	—	0.269364
Oct. 1, 2007	Oct. 15, 2007	0.269364	—	—	0.269364

		$1.077456	$—	$—	$1.077456

Jan. 1, 2008	Jan. 15, 2008	$0.269364	$—	$—	$0.269364

1.	Non-taxable represents a return of capital to unitholders, which reduces the cost base of the units.

2.	Excludes a distribution of $0.2 million made to holders of special deposit warrants on March 21, 1997.
Critical Accounting Policies & Estimates
TimberWest’s accounting policies are described in note 1 of the annual consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
     TimberWest considers the following policies to be most critical in understanding the judgments that are involved in preparing the Company’s consolidated financial statements and the uncertainties that could affect the Company’s results of operations, financial condition and cash flows.
Accounting for Private Timberlands
TimberWest accounts for its private timberland assets using the sustained yield method. Under the sustained yield method, depletion is taken on the capital cost of private timberlands if harvest levels exceed growth on a sustained basis. Yield analyses are conducted at least every five years on all private timberlands to determine if a depletion charge is required.
     The most recent yield analysis was completed by the Company in early 2005 and established the projected long-run sustainable yield, or net biological growth rate, of the Company’s private timberlands to be 2.5 million m3 per year. This forms the basis for the Company’s harvest plans. The calculation of long-run sustainable yield implicitly assumes that the entire inventory on the Company’s land base will be economic to harvest at some time, now or in the future. At any given point in time there may be inventory that is uneconomic to harvest but, due to changes in costs, technology and/or markets, over time this may change. This has proven to be the case historically. Based on the Company’s most recent determination, no depletion charge is required for fiscal 2007.
     The process of estimating sustained yield is complex, requiring significant decisions in the evaluation of timber stand volumes based on the development of yield curves derived from data on timber species, timber stand age and growing site indexes gathered from a physical sampling of the timberland resource base. Although every reasonable effort is made to ensure that the sustained yield determination represents the most accurate assessment possible, subjective decisions and variances in sampling data from the actual timberland resource base make this determination generally less precise than other estimates used in the preparation of the consolidated financial statements. Changes in the determination of sustained yield may result in corresponding changes in the provision for depletion of the private timberland asset in periods subsequent to periodic yield analyses and could result in impairment of the carrying value of capital assets.
Accounting for Series A Subordinate Notes
The Company has a unique equity instrument referred to as Stapled Units, each Stapled Unit consisting of one common share, 100 preferred shares and approximately $8.98 face amount of Series A Subordinate Notes. These components are “stapled” together as a single unit and trade together on the Toronto Stock Exchange as Stapled Units. Components cannot be transferred except with each other as part of a Stapled Unit.
     The Series A Subordinate Note component of the Company’s Stapled Unit equity instrument has a “Common and/or Preferred Shares Payment Election” providing the Company with the option to satisfy its obligation to pay any interest on this component by delivering common and/or preferred shares, and with the option to pay the principal amount of the outstanding Series A Subordinate Notes by delivering common shares.
     Given that the number of shares required to retire the Series A Subordinate Note component is not fixed, the Series A Subordinate Note component of the Stapled Unit is presented

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
as a liability on the consolidated balance sheets. The Series A Subordinate Note component of Stapled Units held by unit-holders had a face value of $698.1 million as at December 31, 2007. For this same reason, interest payments on the Series A Subordinate Note component are reported, on a pre-tax basis, as an interest expense in the consolidated statements of operations. The aggregate annual amount of interest payable on Series A Subordinate Notes held by unitholders at December 31, 2007, is $83.7 million. The embedded derivative arising from the option to extend the Series A Subordinate notes for a further 10-year period from 2038 to 2048 is measured at fair value. The fair value of this option is determined by an independent financial institution and it is insignificant to TimberWest’s consolidated financial statements.
Accounting for Employee Future Benefits
TimberWest’s pension and non-pension benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on pension plan assets. Material changes in TimberWest’s pension and non-pension benefit costs may occur in the future due to a change in these assumptions, a change in the number of plan participants or a change in the level of benefits provided. A description of the Company’s employee benefit plans, a summary of the assumptions used in the calculation of these assets, liabilities and expenses, and the sensitivity of key assumptions are presented in note 15 of the annual consolidated financial statements.
Accounting for Future Income Taxes
Future income tax assets and liabilities are comprised of temporary differences between the carrying amount and tax basis of assets and liabilities, as well as tax losses carried forward. The timing of the reversal of the temporary differences is estimated, and the tax rate substantively enacted for the period of reversal is applied to the temporary difference. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities as well as tax losses carried forward are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation. The timing of the reversal of the temporary differences is estimated based upon assumptions of expectations of future results of operations.
     Assumptions underlying the composition of future income tax assets and future income tax liabilities include expectations about future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences. These assumptions also affect classification between future income tax assets and future income tax liabilities. The composition of future income tax assets and future income tax liabilities is reasonably likely to change from period to period because of the significance of these uncertainties.
     If the future were to differ from management’s best estimate of future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences, the Company could experience material future income tax adjustments. Additional details are provided in note 7 of the annual consolidated financial statements.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Risk Management
The Company’s operations are subject to a number of risks, including those mentioned below. When considering an investment in TimberWest, you should carefully read and consider these risks, together with all other information in this report. If any of the following risks actually occur, the Company’s business, financial condition or operating results as well as the market price of its securities could be materially adversely affected.
     TimberWest manages principal risks of its business through established systems and procedures. The Company’s principal risks can also be viewed in terms of controllable risks and non-controllable risks. Controllable risks relate primarily to the resources and assets of TimberWest and compliance with regulatory and ethical standards. Non-controllable risks result primarily from changes in market conditions, fluctuations in foreign currency exchange rates and legislative, regulatory or trade policy changes made by different levels of government.
Business & Operating Risk
Revenues, net income and cash flow from TimberWest’s timberland operations are dependent on the Company’s continued ability to harvest timber at adequate levels. The Company’s ability to harvest timber from its timberlands in order to fund distributions to unitholders may be limited by weather conditions, timber growth cycles, market pricing, sustainable forestry standards and regulatory requirements. There can be no assurance that the Company will achieve harvest levels in the future necessary to maintain or increase revenues, net earnings and cash flows.
     To minimize the potential for adverse effects arising from these risk factors, TimberWest has systems and procedures in place to monitor the utilization of resources and the protection of assets. Control mechanisms report on the efficiency and use of forestry, conversion and monetary resources. TimberWest believes that procedures in place to track and monitor changes, along with adequate insurance coverage, protect the Company’s assets from undue business operations risk.
Global market risk
The global nature of the log and lumber business causes TimberWest to be subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in Canada. Adverse changes in the following factors, among others, could have a negative impact on the Company’s business and results in operations:
•	Effects of exposure to currency other than the Canadian dollar

•	Regulatory, social, political, labour or economic conditions in a specific country or region

•	Trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification to taxes and tariffs, and import and export licensing requirements
Competition risk
Many of TimberWest’s competitors in the forest products businesses have substantially greater financial and operating resources and own more timberlands than the Company. Some of the Company’s forest product competitors may also be lower-cost producers in the businesses in which TimberWest operates. They may also have better quality standing timber. In addition, wood products are subject to significant competition from a variety of non-wood and engineered wood products. TimberWest is also subject to competition from forest products produced in many jurisdictions around the world. To the extent there is a significant increase in competitive pressure from substitute products or other domestic or foreign suppliers, the Company’s business could be adversely affected. With respect to the Company’s real estate business, TimberWest is currently transitioning from a bulk land seller to adding value to its real estate portfolio by changing the zoning of the land, doing site preparation, planning developments and other value added activities. Many of the Company’s competitors in this business line have greater experience in real estate development than TimberWest.
Forest resource risk
TimberWest’s private timberlands and Crown timber tenures are subject to the risks associated with standing forests. Forest fires, insect infestation and disease pose the primary risks. The Company has endeavoured to minimize these risks through prevention and early detection. Fire protection is provided through ground-based suppression crews and aerial attack. To further minimize the risk of fire on its own and neighbouring lands, the Company entered into a cooperative fire control agreement with the British Columbia Ministry of Forests for additional fire prevention, detection, control and extinguishment services.
     Over the last several decades, losses on the Company’s private timberlands and Crown timber tenures due to fire, insect infestation and disease have been negligible. As is typical in the forest products industry, the Company does not maintain insurance coverage with respect to damage to the standing timber in its private timberlands. The Company does, however, maintain insurance for loss of logs due to fire and other occurrences following harvesting.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
End-market risk
The results of TimberWest’s operations are, and will continue to be, affected by the cyclical nature of the forest products industry. Prices and demand for logs and manufactured wood products have been, and in the future can be expected to be, subject to cyclical fluctuations. The demand for logs and wood products is primarily affected by the level of new residential construction activity and, to a lesser extent, repair and remodelling activity and other industrial uses, which are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. Decreases in the level of residential construction activity and the emergence of non-wood, substitute products generally reduce demand for logs and wood products, resulting in lower revenues, net earnings and cash flows.
     The Company’s business includes the sale of logs from its timberlands for export, which is substantially dependent on market and economic conditions in Japan, other parts of Asia and the US. Log export revenues may be affected by, among other things, log supply in competing regions, fluctuations in exchange rates, the availability of substitute products, the level of housing starts, changes in building practices, the effect of existing federal legislation that constrains log exports from private timberlands only in British Columbia, and provincial log export policies. Historically, exported logs have been sold at a premium over the prices that would have been received if the logs had been sold in the domestic market. British Columbia provincial legislation constrains the export of logs originating from Crown timber tenures and certain private timberland (see further discussion of this issue under “Uncertainties – Market Access” in this management’s discussion and analysis).
     An ancillary part of the Company’s business is the sale of pulp logs. Prices for these logs are dependent on supply/demand balances for pulp fibre on the BC coast, which are in turn affected by market and economic conditions surrounding the demand and supply of wood pulp.
     The real estate business is also cyclical and influenced by factors beyond the Company’s control. The demand for real estate can be affected by changing interest rates, economic conditions, population growth demographics and government policy.
Regulatory risk
TimberWest is subject to numerous and increasingly stringent forestry and environmental laws and regulations of general application relating to forest practices, air emissions, effluent discharges, groundwater quality, plant and wildlife protection, employee health and safety, and waste management. Changes to these laws or regulations, or the implementation of new laws or regulations, could result in additional expenses, capital expenditures, and restrictions and delays in the Company’s activities. In addition, if the Company or its contractors fail to comply with applicable legislation and regulations, its operations could be interrupted and it could be subject to significant liabilities, including fines and other penalties, or be required to take remedial actions, any of which could entail significant expenditure.
     TimberWest employs an environmental management system to ensure the Company’s operations are in compliance with these regulations. On November 29, 1999, TimberWest was awarded the ISO 14001 registration on all of its operations, which indicates that TimberWest’s operations have appropriate systems in place to provide substantial compliance with applicable environmental laws. TimberWest has now been in good standing with this certification program for over eight years. In December of 2000, TimberWest became the first Canadian company to achieve sustainable forest management certification for its forestry operations on private land under the Sustainable Forestry Initiative (SFI®) program. During 2007 its SFI® certification was extended to its public land operations. The SFI® program is a rigorous system of environmental and conservation practices that includes requirements for wildlife protection, biodiversity conservation, harvesting practices and a wide range of other forest management goals. TimberWest has now been in good standing with this certification program for over seven years.
     TimberWest focuses on providing its employees and contractors with the knowledge and skills they require in order to carry out their daily tasks in full compliance with the Forest Practices Code, the Forest and Range Practices Act, the Private Managed Forest Land Act and other applicable regulations. TimberWest’s employees administer agreements with contractors to ensure that they have systems in place to protect the Company’s lands and meet regulatory requirements, as well as any other specified commitment made by the Company.
Input Cost Risk
The price of raw materials and energy can be volatile and is susceptible to rapid and substantial increases due to factors beyond the Company’s control, such as changing economic conditions, political unrest and instability in energy-producing nations, and supply and demand considerations. For example, energy costs have increased substantially in recent years. Increases in those and other input costs could have a material adverse effect on the Company’s business, financial condition and results of operations.
Interest Group Risk
Environmental groups and interested individuals may seek to delay or prevent a variety of operations on the Company’s timberlands. It is possible that environmental groups and interested individuals will intervene with increasing frequency in regulatory processes involving TimberWest. Challenges to the Company’s harvesting plans could materially delay or prevent operation on its properties. Delays or restrictions due to intervention of environmental groups or interested individuals could adversely affect the Company’s operating results. In addition to intervention in regulatory proceedings, interested groups and individuals may file or threaten to file lawsuits that seek to prevent the implementation of the Company’s

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
operating plans. Any lawsuit or even threatened lawsuit could delay harvesting the Company’s timberlands. Among the remedies that could be enforced in a lawsuit is a judgment entirely preventing or restricting the harvesting on a portion of the Company’s timberlands.
Environmental Hazard Risk
TimberWest currently owns or formerly operated manufacturing properties which may require environmental remediation or otherwise be subject to environmental and other liabilities. TimberWest currently owns or formerly operated manufacturing facilities and discontinued operations which are subject to environmental liabilities, such as cleanup of hazardous material, contamination and other existing or potential liabilities of which the Company is not currently aware. Contamination at current and former manufacturing operations and the cost of investigation and remediation of contaminated properties could increase operating costs and adversely affect financial results. Although TimberWest believes that it has adequate reserves for the investigation and remediation of its current properties, there can be no assurance that actual expenditures will not exceed the Company’s expectations.
Real Estate Regulatory Risk
Entitlement and development of real estate entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of local governments and local land use and development regulations. Compliance with these regulations can be lengthy and costly, and significant conditions can be imposed with respect to a particular project. Any of these issues can be expected to materially affect the cost and timing of the Company’s real estate activities.
     Changes in the interpretation or enforcement of these laws, the enactment of new laws regarding the use and development of real estate, or the identification of new facts regarding the Company’s properties could lead to new or greater costs, delays and liabilities that could materially adversely affect the Company’s business, profitability or financial condition.
Real Estate Risk
A number of factors, including changes in demographics and a slowing of commercial or residential real estate development, could reduce the demand for the Company’s higher-use properties and negatively affect the Company’s results of operations.
     In addition, there are inherent uncertainties in the timing of real estate transactions that could adversely affect the operating results. Delays in the completion of transactions or the termination of potential transactions can be caused by factors beyond the Company’s control. These events may in the future adversely affect the Company’s operating results.
Environmental Risk
Weather conditions, timber growth cycles and restrictions on access may limit harvesting of the Company’s timberlands, as may other factors, including damage by fire, wind, storms, insect infestation, disease, prolonged drought and natural disasters.
Geographic Risk
TimberWest owns or manages approximately 322,000 hectares or 796,000 acres of timberland and real estate located primarily on Vancouver Island. Accordingly, if the level of production from these forests substantially declines, or if the demand for timber and real estate on Vancouver Island declines, it could have a material adverse effect on the Company’s overall production levels and revenues.
     In addition, given the long distances that TimberWest’s products are shipped, ocean freight rate changes are a material factor in the profitability of certain products.
Human Resource Risk
TimberWest believes that the Company’s success depends, to a significant extent, upon its ability to attract and retain key senior management and operations management personnel. The Company’s failure to recruit and retain these key personnel could adversely affect its financial condition or results of operations.
Interest Rate Risk
One of the factors that may influence the price of the Company’s Stapled Units will be the yield as compared to yields on other financial instruments. Thus, an increase in long-term interest rates will result in higher yields on other financial instruments, which could adversely affect the price of TimberWest’s Stapled Units. Interest rate changes can affect markets for products and real estate.
Currency Risk
TimberWest sells a substantial volume of products outside of Canada (49% of gross sales in 2007), all in US dollars. As such, the relative strength of the Canadian dollar versus its US counterpart has an effect on the Company’s sales and earnings. The sensitivity of TimberWest’s operating results to fluctuations in the value of the Canadian dollar relative to the US dollar has been discussed previously under “Results of Operations – Sensitivities” in this management’s discussion and analysis. The relative strength of the yen and the euro also affects the Company’s competitiveness in the markets in which it sells its products. The Company’s approach to managing this risk has been to work on reducing costs in an effort to improve its competitiveness on a global basis.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Contractor Model Risk
All of the Company’s road building and timber harvesting operations are performed by independent contractors. TimberWest is dependent on an economically viable, competitive pool of logging contractors. Currently 55% of TimberWest’s harvesting is done by three contractors. TimberWest’s financial condition and results of operations are significantly impacted by the performance of these contractors. The key issue is the large size of these operations. We believe that too much volume is in the hands of too few contractors and the work rules need to be simplified such that these operations are subdivided into smaller, more economic units. Achieving subdivision will materially improve production costs in the timberland business.
Uncertainties
Future Regulations
Environmental laws and regulations are constantly changing and are generally becoming more restrictive. Laws, regulations and related judicial decisions and administrative interpretations affecting the Company’s business are subject to change, and new laws and regulations that may affect its business are frequently enacted. These changes may adversely affect the Company’s ability to harvest and sell timber, operate manufacturing facilities and/or develop real estate. These laws and regulations may relate to, among other things, the protection of timberland, endangered species, timber harvesting practices, recreation and aesthetics, air and water quality, and remedial standards for contaminated property and groundwater. Over time, the complexity and stringency of these laws and regulations has increased. TimberWest believes that these laws and regulations will continue to become more restrictive and over time may adversely affect the Company’s operating results.
Forest Resources
The mix of timber harvested by TimberWest changes each year. With continued harvesting, over time there is less mature timber remaining in the forest inventory, which has traditionally been the Company’s higher-value fibre. This is offset by an increase in smaller diameter, mostly second-growth timber. Historically, TimberWest has successfully offset the effects of a smaller diameter end-use sort mix with lower costs and market diversification. As well, as customers adapt to the changing mix coming out of the forest, demand has improved for the smaller diameter product and pricing has reflected this improved demand. The Company will continue to pursue ongoing productivity improvements and will continue to pursue the best value for its timber resources in an effort to offset the effects of a continually changing end-use sort mix. Sales realizations will be under downward pressure over time with the changing timber profile.
Market Access
The export of most private land logs out of British Columbia is restricted by the federal government’s surplus test, Notice 102. This test requires that private forest landowners offer their logs for sale first in British Columbia at domestic prices, which are typically lower than export prices, and only if there is no buyer in British Columbia can a private forest landowner then sell logs outside of the country. This restriction applies only to British Columbia landowners. Private forest landowners in all other provinces, and in the US, are free to sell their logs to any customer they choose.
     In 2007, TimberWest sold 1.2 million m3 of logs into markets in Asia and the US west coast at an average sales realization premium of $18 per m3 over what would be realized in the domestic market. The premium earned by selling private land logs into the export market represents 25% of the 2007 distributable cash and has represented more than half the distributable cash generated by the Company in the past. The ability to export private land logs has also played a key role in keeping employees working. Selling logs at higher international prices allows owners of private land to harvest stands that would otherwise be uneconomic.
     Forcing private forest landowners to sell logs to domestic sawmills at prices lower than international prices transfers the value from the tree grower to the processors, impairs the value of private timberlands in coastal British Columbia and reduces pricing of Crown logs sold on the coast of British Columbia.
     In 2001, TimberWest filed a statement of claim in the Federal Court of Canada challenging the validity of the private land log export restrictions that apply only to British Columbia, seeking a declaration that the provisions are of no force and effect. This action went to trial in the Federal Court in the spring of 2006 and on February 8, 2007, the action was dismissed. The Company filed an appeal with the Federal Court of Appeal and this was dismissed on December 5, 2007.
Fibre Supply Agreements
TimberWest has entered into several fibre supply agreements with Catalyst Paper Corporation (Catalyst). These arrangements make sawlogs available for Catalyst’s benefit and also provide Catalyst with a supply of residual wood fibre. These are long-term contracts that specify the volumes to be supplied at prevailing domestic market prices. In addition, Catalyst pays a

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
fee to TimberWest for services provided under the agreements. These agreements are all indefinite agreements subject to termination by Catalyst only, with 12 or 24 months’ notice depending on the agreement. Were any of these agreements to be terminated, depending on the market conditions at the time, there could be a positive or a negative effect on TimberWest’s revenues, net earnings and cash flows.
Labour Relations
TimberWest’s unionized workforce is restricted to 14 foresters and engineers in its timberland operations. TimberWest also employs a unionized workforce in its lumber manufacturing and shipping operations. Strikes or lockouts at the Company, its contractors’ or its customers’ operations and service providers could restrict the Company’s ability to carry on business and could have a material adverse effect on the Company’s financial condition and operating results.
     At December 31, 2007, the Company’s operations are covered by these different labour certifications.
The United Steelworkers of America Collective Agreement
The United Steelworkers of America (USWA) is the certified bargaining agent for the 14 engineering and forestry employees in the timberland operations. This agreement expired on June 14, 2007. The Company is in a legal strike position. No settlement has been reached, but the Company continues to operate. We expect that an agreement will be reached in 2008.
The Communications, Energy & Paperworkers Collective Agreement
The Communications, Energy & Paperworkers (CEP) is the certified bargaining agent for TimberWest’s hourly employees at the Elk Falls sawmill. The collective agreement with CEP expired on May 1, 2006. In 2006, the parties agreed to a recess. Negotiations resumed in 2007 and are expected to continue in 2008.
The International Longshore & Warehouse Union—Canada Collective Agreements
The International Longshore & Warehouse Union—Canada (ILWU Canada) is the certified bargaining agent for hourly employees at TimberWest’s Stuart Channel Wharves operation. TimberWest is a member of the British Columbia Maritime Employers Association and the Waterfront Foreman Employers Association. Each of these associations negotiates a master agreement with ILWU Canada locals on behalf of industry members. These agreements expired on March 31, 2007. Negotiations are ongoing.
Aboriginal Land Claims
Canadian courts have recognized that aboriginal peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of the prior aboriginal use and occupation. The courts have encouraged the Canadian federal and provincial governments and aboriginal peoples to resolve rights claims through the negotiation of treaties.
     Aboriginal groups in British Columbia have claimed substantial portions of land in the province over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. A process is now in place within British Columbia to deal with aboriginal land claims. These negotiations will be ongoing for a number of years, depending on the commitment of the parties involved and the precedents set by the outcomes of the first settlement agreements.
     Canadian governments have a duty to consult with and possibly accommodate aboriginal groups where their rights may be affected.
     The Company cannot predict whether aboriginal land claims or other rights in British Columbia will affect its existing Crown timber tenures, its private timberlands, its ability to harvest timber from these sources in the future or its ability to renew or secure other sources in the future.
Legal Issues
TimberWest filed a statement of claim in the Federal Court of Canada July 31, 2001, calling on the federal government to repeal its discriminatory private land log export restriction that imposes, only in BC, a “surplus test” on private forest landowners. (See further discussion of this issue under “Uncertainties – Market Access” in this management’s discussion and analysis.) The federal government filed a statement of defence in September 2001. The government also filed a motion to strike the statement of claim in October 2001. A Federal Court order dated June 12, 2002, supported TimberWest, and the action proceeded to trial in the Federal Court in spring 2006. The Company received a ruling from the Federal Court of Canada on February 8, 2007. The action was dismissed. The Company filed a notice of appeal.
     The Company is subject to additional legal proceedings and claims that arise in the ordinary course of its business. Although there can be no assurance as to the disposition of these matters and the proceedings, it is the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in aggregate, will not have a material adverse effect on the results of operations and financial condition of the Company.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Disclosure Controls & Procedures
Based on current securities legislation in Canada, the Chief Executive Officer and the Chief Financial Officer of the Company are required to certify that they have:
•	Designed the Company’s disclosure controls and procedures, or caused them to be designed under their supervision

•	Designed the Company’s internal control over financial reporting, or caused it to be designed under their supervision

•	Evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007
     An evaluation was performed under the supervision and with the participation of the Company’s management, including the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007. In addition, independent testing of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007, was performed. Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION & ANALYSIS
Outlook
We fully expect to continue facing very difficult log and lumber market conditions throughout 2008, with continued weakness in the US housing market, lack of expansion and the oversupply situation in the Japanese market, and the continued strength of the Canadian dollar. As a result, we have started off 2008 maintaining low harvest levels and therefore expect to harvest only about 30% of our historic volumes. Our trees will continue to grow in size and value and, accordingly, we believe they will be worth considerably more when harvested in the future than if we were to harvest them today. With the combination of higher projected future log prices, the volume growth of the trees and our expectation of lower harvesting costs, we believe unitholder value is enhanced by leaving trees to grow today. By reducing harvests when margins are low and increasing harvests when margins are high, the net asset value of the Company will increase.
     We are beginning the year with low log inventories of 462,000 m3 and anticipate ending the first quarter with even lower levels. We are planning for and managing our harvest levels on a month-by-month basis with our usual tight controls over costs, inventory and other working capital items.
     We are also starting the year with two of our long-term stump-to-dump contractors in financial difficulty: one has filed for creditor protection under Companies’ Creditors Arrangement Act (“CCAA”) and is working on a restructuring plan, and the other has filed for bankruptcy and a trustee has been appointed. Together these two contractors produce about 36% of TimberWest’s private land harvest. With respect to the employees who worked for the company now in bankruptcy, we will work with the union to provide employment opportunities for them with the new contractors who ultimately take over these operations. Our plans are to award the harvesting work to mid-sized contracting firms and reduce our reliance on large stump-to-dump contractors. With the reduced harvest levels this year, our remaining contractors should be able to produce the desired level of production as we get replacement contractors.
     We believe that our strategy of reducing the harvest in these times of extremely poor market conditions is a superior long-term value creation strategy for our unitholders. Looking beyond the immediate market challenges, we expect to see demand and pricing for log and lumber products in our region improve dramatically. This view is based upon our assessment of the positive demographics in the US, which should result in the return to a strong housing market, our expectations regarding continuing growth in demand for wood products in Asia, the impact of inevitable future supply shortages caused by the mountain pine beetle infestation in the BC interior and further harvest reductions in eastern Canada. When margins improve, we will go back and harvest the trees that we left behind last year and those we will leave behind in 2008.
     We also believe that our real estate strategy is the right long- term one for unitholders. Planning and zoning will enhance real estate values dramatically on our core development lands. As a matter of corporate policy, we will not divest of these core development properties before their time, that is, not before the required consultations with communities and regional districts and the follow-up planning and entitlement changes have occurred.
     In 2008, we do not expect to generate sufficient distributable cash to cover our distribution obligations. We will assess our financial situation carefully and update unitholders quarterly as we manage through this downturn. The Company has a strong balance sheet, and one of our goals will be to preserve it as we manage through these challenging business conditions and continue to focus on growing long-term unitholder value.
The statements that are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties. TimberWest’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, variations in TimberWest’s product prices and changes in commodity prices generally, changes in market conditions, actions of competitors, interest rate and foreign currency fluctuations, regulatory, harvesting fee and trade policy changes and other actions by governmental authorities, the ability to implement business strategies and pursue business opportunities, labour relations, weather conditions, forest fires, insect infestation, disease and other natural phenomena, and other risks and uncertainties described above.

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
Executive Management Team & Board of Directors

Executive Management Team
Paul J. McElligott
President and Chief Executive Officer
North Vancouver, British Columbia
John A. Hendry
Vice-President, Real Estate
North Vancouver, British Columbia
John A. Kelvin
Vice-President, Log Marketing and Sales
North Vancouver, British Columbia
Hamish Kerr
Vice-President, Strategic Planning
and Forest Policy
West Vancouver, British Columbia
John B. Mitchell
Chief Forester and Director,
Environment and Sustainability
Duncan, British Columbia
Beverlee F. Park
Executive Vice-President
and Chief Financial Officer
West Vancouver, British Columbia
David J. Whiteley
Vice-President, Timberland Operations
Nanaimo, British Columbia
Board of Directors
Clark S. Binkley 2, 3
Managing Director, International
Forestry Investment Advisors, LLC;
Corporate Director
Cambridge, Massachusetts
Director since 2005
William C. Brown 1, 2
Corporate Director
Bowen Island, British Columbia
Director since 1997
V. Edward Daughney 3
Chairman, TimberWest Forest Corp.,
and Principal and Chairman,
Echelon Home Products Ltd.;
Corporate Director
Vancouver, British Columbia
Director since 1997
Robert J. Holmes 1, 3
Managing Partner, THG, LLC
Corporate Director
Bellevue, Washington
Director since 2007
Paul J. McElligott
President and Chief Executive Officer,
TimberWest Forest Corp.
North Vancouver, British Columbia
Director since 1997
Robert W. Murdoch 1, 2
Corporate Director
Salt Spring Island, British Columbia
Director since 2001
Conrad A. Pinette 1, 3
Corporate Director
Vancouver, British Columbia
Director since 2002
Kenneth A. Shields 2
Chairman, Raymond James Ltd.;
Corporate Director
Vancouver, British Columbia
Director since 1997
Committees of the Board
1. Audit
2. Governance & Human Resources
3. Environment, Health & Safety
For full descriptions of the Board committees,
please see TimberWest’s Annual Information Form.

Bios for members of the Executive Management Team and Board of Directors are available on TimberWest’s web site at: www.timberwest.com/compinfo_directors.cfm

MD&A AND 2007 CONSOLIDATED FINANCIAL STATEMENTS
TimberWest’s Offices, Operations & Partners

Corporate Head Office	Log Distribution	Transfer Agent & Registrar
TimberWest Forest Corp.	TimberWest Forest Corp.	Valiant Trust Company
Suite 2300	No. 3, 4890 Rutherford Road	at its principal offices in
1055 West Georgia Street	Nanaimo, BC V9T 4Z4	Vancouver and its co-agent
PO Box 11101	Telephone: 250-729-3700	in Toronto
Vancouver, BC
Canada V6E 3P3	Seed Orchard	Auditors
Telephone: 604-654-4600	Mount Newton Seed Orchard	KPMG LLP
	1450 Mount Newton Cross Road	Vancouver, BC
Nanaimo Regional Office	Saanichton, BC V8M 1S1
TimberWest Forest Corp.	Telephone: 250-652-4211	Securities Listed
No. 3, 4890 Rutherford Road		Stapled Units (Symbol: TWF.UN)
Nanaimo, BC V9T 4Z4	Sawmill	Toronto Stock Exchange
Telephone: 250-729-3700	Elk Falls Sawmill
	No. 1 Quality Drive	Investor Relations Contact
North Island Operations	PO Box 3300	Bev Park,
TimberWest Forest Corp.	Campbell River, BC V9W 8A3	Executive Vice-President
5705 North Island Highway	Telephone: 250-287-5700	& Chief Financial Officer
Campbell River, BC V9W 5C5		Telephone: 604-654-4600
Telephone: 250-287-9181	Shipping Facilities	Facsimile: 604-654-4662
	Stuart Channel Wharves	E-mail: invest@timberwest.com
South Island Operations	8359 Crofton Road
TimberWest Forest Corp.	PO Box 40
No. 3, 4890 Rutherford Road	Crofton, BC V0R 1R0
Nanaimo, BC V9T 4Z4	Telephone: 250-246-3234
Telephone: 250-729-3700